SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit Number	Description of Document

1	Financial Statements of Brasil Telecom S.A. at and for the years ended December 31, 2009 and 2008 prepared in accordance with Brazilian GAAP (Free Translation)

Brasil Telecom S.A. (“BrT”) and

Brasil Telecom S.A. (“BrT”) and

Subsidiaries

Financial Statements as of

December 31, 2009 and 2008 and

Independent Auditors’ Report

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Brasil Telecom S.A.

Brasília, DF

1.	We have audited the accompanying balance sheets, Company and consolidated, of Brasil Telecom S.A. and subsidiaries, as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholders’ equity (Company), cash flows and value added, for the years then ended, prepared under the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements.

2.	Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by the Company’s Management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Brasil Telecom S.A. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations, the changes in shareholders' equity (Company), their cash flows, and the values added in operations for the years then ended, in conformity with Brazilian accounting practices.

4.	As commented in note 1(b), on September 25, 2009, the Supervisory Board and the Board of Directors of Brasil Telecom S.A. and its shareholder Coari Participações S.A. approved Step 3 of Stage 2 of the Corporate Restructuring, which comprises the exchange of shares held by non-controlling shareholders in Brasil Telecom S.A. for shares of Coari Participações S.A.

5.	As described in note 2, as a result of the convergence of accounting practices, criteria and estimates and understanding of the new controlling shareholder, which identified certain differences of understanding on the conceptual application of prior periods’ accounting standards, the balance sheets as of December 31, 2008 and statements of operations for the year then ended, presented for comparative purposes, were reclassified and are being restated as provided in NPC 12 Accounting Policies, Changes in Accounting Estimates and Errors, approved by CVM Resolution 506/06.

6.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, March 11, 2010

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. (“BrT”) and

Brasil Telecom S.A. (“BrT”) and Subsidiaries

Balance Sheets as of December 31, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated.

		Company		Consolidated
	Note	2009	Reclassified 2008	2009	Reclassified 2008
Assets
Current
Cash and cash equivalents	9	705,836	580,978	1,717,441	1,478,558
Short-term investments	9	118,476	135,672	381,951	561,867
Trade accounts receivable	10	1,769,378	1,959,083	1,992,141	2,210,090
Inventories		2,280	4,748	42,063	54,048
Due from related parties	11	29,008
Deferred and recoverable taxes	12	711,360	672,655	1,001,255	935,690
Escrow deposits	13	351,501	673,834	359,561	678,972
Other assets		130,218	160,707	179,469	188,237

		3,818,057	4,187,677	5,673,881	6,107,462

Noncurrent
Noncurrent assets
Due from related parties	11	1,342,313		1,674,750
Deferred and recoverable taxes	12	4,140,948	717,761	5,052,839	1,523,772
Escrow deposits	13	1,576,757	2,210,475	1,596,736	2,224,993
Other assets		166,936	132,534	186,687	145,625
Investments	14	3,955,331	3,998,596	5,374	3,744
Property, plant and equipment	15	5,476,413	4,333,280	6,993,405	5,902,124
Intangible assets	16	508,794	562,203	1,572,404	1,632,218

		17,167,492	11,954,849	17,082,195	11,432,476

Total assets		20,985,549	16,142,526	22,756,076	17,539,938

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable		1,131,439	1,333,291	1,554,278	1,889,543
Loans and financing	17	1,502,029	1,468,344	1,003,352	760,627
Payroll, related taxes and benefits		45,274	80,276	83,608	110,157
Deferred and payable taxes	19	550,164	582,205	691,861	700,019
Tax refinancing program	20	27,704	4,381	29,683	4,434
Dividends/interest on capital and profit sharing	22	128,477	403,364	141,253	424,022
Reserve for contingent liabilities	21	406,893	199,565	433,390	218,297
Accruals for pension fund	24	104,533	148,391	104,533	148,391
Permits and concessions payable	18		65,578	99,240	160,074
Other liabilities		316,872	230,447	365,180	344,379

		4,213,385	4,515,842	4,506,378	4,759,943

Noncurrent liabilities
Long-term liabilities
Loans and financing	17	3,096,298	3,811,555	3,637,497	4,125,351
Payroll, related taxes and benefits			10,971	1,085	11,483
Deferred and payable taxes	19	233,434	232,050	273,552	259,960
Tax refinancing program	20	327,347		355,051	713
Reserve for contingent liabilities	21	1,394,845	674,290	1,440,105	710,380
Accruals for pension fund	24	575,180	607,400	575,180	607,400
Permits and concessions payable	18			609,848	623,585
Advances from customers		30,144	34,908	240,732	189,172
Other liabilities		20,015	14,558	21,233	16,655

		5,677,263	5,385,732	7,154,283	6,544,699

Non-controlling interests				514	(5,656)

Shareholders’ equity	22
Capital		3,731,059	3,470,758	3,731,059	3,470,758
Capital reserves		6,980,315	1,338,246	6,980,315	1,338,246
Capital expenditure reserve		383,527	1,431,948	383,527	1,431,948

		11,094,901	6,240,952	11,094,901	6,240,952

Total liabilities and shareholders’ equity		20,985,549	16,142,526	22,756,076	17,539,938

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. (“BrT”) and

Brasil Telecom S.A. (“BrT”) and Subsidiaries

Statements of Operations at

For the Years Ended December 31, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

		Company		Consolidated
	Note	2009	Reclassified 2008	2009	Reclassified 2008
Gross operating revenue	4	15,163,404	14,395,739	17,771,913	17,007,142
Deductions from gross revenue		(6,208,444)	(4,747,840)	(6,893,351)	(5,425,960)

Net operating revenue		8,954,960	9,647,899	10,878,562	11,581,182
Cost of services rendered and goods sold	5	(4,719,752)	(4,960,004)	(5,905,598)	(6,180,293)

Gross profit		4,235,208	4,687,895	4,972,964	5,400,889

Operating income (expenses)
Equity in subsidiaries	14	(46,664)	(52,333)
Selling expenses	5	(1,049,761)	(918,206)	(1,391,535)	(1,338,360)
General and administrative expenses	5	(1,128,191)	(1,109,710)	(1,434,808)	(1,339,567)
Other operating incomes (expenses), net	6	(3,214,112)	(504,100)	(3,417,476)	(731,549)

		(5,438,728)	(2,584,349)	(6,243,819)	(3,409,476)

Operating income (expenses) before financial income (expenses)		(1,203,520)	2,103,546	(1,270,855)	1,991,413

Financial income		432,912	431,430	576,197	697,190
Financial expenses		(752,612)	(971,250)	(857,546)	(1,109,170)

Financial expenses, net	7	(319,700)	(539,820)	(281,349)	(411,980)

Income (loss) before taxes		(1,523,220)	1,563,726	(1,552,204)	1,579,433

Income tax and social contribution
Current	8	(448,012)	(569,228)	(449,903)	(637,908)
Deferred	8	828,543	35,318	861,418	86,440

Income (loss) before non-controlling interests		(1,142,689)	1,029,816	(1,140,689)	1,027,965
Non-controlling interests				(2,000)	1,851

Net income (loss) for the year		(1,142,689)	1,029,816	(1,142,689)	1,029,816

Shares outstanding at balance sheet date (thousands)		589,789	547,499

Net income (loss) per share at yearend (R$)		(1.94)	1.88094

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. (“BrT”) and

Brasil Telecom S.A. (“BrT”) and Subsidiaries

Statements of Changes in the Shareholders’ Equity

For the Years Ended December 31, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated.

	Capital	Capital reserves										Capital expenditure reserve			Total
		Share subscription premium		Special goodwill on merger	Special reserve on merger of net assets	Investment grants	Interest on works in progress	Special inflation adjustment – Law 8200/1991	Stock Options	Other		Legal Reserve	Investment reserve	Retained earnings
		Goodwill Reserve	Treasury shares							Other reserves	Treasury shares
Balances as of December 31, 2007 (Reclassified)	3,470,758	458,684	(99,822)			123,558	745,756	31,287	872	123,334	(54,870)	349,155		356,750	5,505,462
Net income for the year														1,029,816	1,029,816
Expired dividends														20,484	20,484
Allocation of net income:
Legal reserve constitution												51,491		(51,491)
Interest on shareholders´ capital (R$0.5923)														(324,300)	(324,300)
Investment reserve
Allocation to previous years													377,277	(377,277)
Destination of the Year of 2008													654,025	(654,025)
Goodwill on stock option										1,953	2,563				4,516
Share-based payments									4,931					43	4,974

Balances as of December 31, 2008	3,470,758	458,684	(99,822)			123,558	745,756	31,287	5,803	125,287	(52,307)	400,646	1,031,302		6,240,952
Mergers
Copart 2 (a)				366,787	2,378										369,165
Brasil Telecom Participações S.A. (b)	260,301			3,861,439	1,413,592									82,637	5,617,969
Net loss for the year														(1,142,689)	(1,142,689)
Absorption of year loss												(17,119)	(1,031,302)	1,048,421
Expired dividends														11,501	11,501
Premium on stock options										1,085	2,487				3,572
Stock option plan									(5,699)					130	(5,569)

	3,731,059	458,684	(99,822)	4,228,226	1,415,970	123,558	745,756	31,287	104	126,372	(49,820)	383,527			11,094,901

Balance as of December 31, 2009	3,731,059	6,980,315										383,527			11,094,901

	2009	2008
Book value per share (R$)	18.81	11.40

(a)	Recognition of special goodwill reserve on merger of Copart 2 on July 31, 2009.
(b)	Capital increase and recognition of special goodwill reserve on merger of BrT Part on September 30, 2009.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated

	Company		Consolidated
	2009	2008	2009	2008
Cash flows from operating activities

Net income (loss) before income tax and social contribution	(1,523,220)	1,563,726	(1,552,204)	1,579,433
Items not affecting cash
Depreciation and amortization	1,364,951	1,486,702	1,980,544	2,066,046
Losses on trade receivables	450,862	301,956	549,602	370,242
Reserve for contingent liabilities	3,316,626	688,223	3,339,706	711,486
Accruals for pension fund	5,817	81,324	5,817	81,324
Recovery of pension funds expenses – surplus		(61,104)		(61,104)
Proceeds from write-off of permanent assets	21,407	38,207	78,300	6,921
Equity in subsidiaries	46,664	52,333
Losses (gains) on investments		1,269		35,010
Financial charges	493,872	662,727	488,427	622,995

	5,700,199	3,251,637	6,442,396	3,832,920

Changes in assets and liabilities
Customers receivables	(261,157)	(329,200)	(331,653)	(390,631)
Inventories	2,468	1,390	11,985	(21,338)
Payroll, related taxes and benefits	(45,975)	10,329	(36,949)	18,091
Trade accounts payable	(64,045)	(155,947)	(100,748)	(367,808)
Taxes	(58,267)	(96,728)	(55,393)	(152,173)
Permits and concessions payable	(65,578)	65,578	(74,571)	90,773
Reserve for contingent liabilities	(335,107)	(439,090)	(348,240)	(451,050)
Accruals for pension fund	(81,895)	(13,278)	(81,895)	(13,278)
Tax Refinancing Program	350,670		379,587
Other asset and liability accounts	119,056	36,661	12,573	99,052

	(439,830)	(920,285)	(625,304)	(1,188,362)

Cash provided by operating activities
Interest paid	(619,859)	(515,348)	(580,949)	(525,468)
Income tax and social contribution paid – Company	(383,775)	(565,485)	(426,785)	(619,923)
Income tax and social contribution paid – Third parties	(12,736)	(16,685)	(20,103)	(23,444)

	(1,016,370)	(1,097,518)	(1,027,837)	(1,168,835)

Net cash provided by operating activities	2,720,779	2,797,560	3,237,051	3,055,156

Brasil Telecom S.A. (“BrT”) and

Brasil Telecom S.A. (“BrT”) and Subsidiaries

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

In thousands of Brazilian reais, unless otherwise stated.

	Company		Consolidated
	2009	2008	2009	2008
Cash flows from investing activities
Short-term investments	17,196	179,911	179,916	1,283,442
Credit with related parties			(300,000)
Escrow deposits	(1,455,113)	(1,710,775)	(1,476,340)	(1,723,203)
Funds obtained in the sale of permanent assets	6,548	24,096	6,788	24,223
Permanent assets investments	(730,685)	(1,087,418)	(1,398,252)	(1,438,442)
Investments		(25,920)	(1,500)
Fixed and intangible assets	(730,685)	(1,061,498)	(1,396,752)	(1,438,442)

Net cash used in investing activities	(2,162,054)	(2,594,186)	(2,987,888)	(1,853,980)

Cash flows from financing activities
Dividends/ interest on capital paid in the year	(274,764)	(684,610)	(274,764)	(684,610)
Loans and financing	(437,460)	742,418	(13,873)	378,000
Borrowings	494,167	1,103,756	757,014	739,338
Repayment of loans, financing and debentures	(931,627)	(336,428)	(770,887)	(336,428)
Payment of liability due to lease		(24,910)		(24,910)

Net cash provided by (used in) financing activities	(712,224)	57,808	(288,637)	(306,610)

Cash and cash equivalent acquired from BrT Part merger (Note 1 (b) (v))	278,357		278,357

Cash flows for the year	124,858	261,182	238,883	894,566

Cash and cash equivalents

Cash and cash equivalents at end of year	705,836	580,978	1,717,441	1,478,558
Cash and cash equivalents at beginning of year	580,978	319,796	1,478,558	583,992

Changes in the year	124,858	261,182	238,883	894,566

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Statements of Value Added

For the Years Ended December 31, 2009 and 2008

In thousands of Brazilian Reais, unless otherwise stated

	Company		Consolidated
	2009	2008	2009	2008
Income
Sales of services and products	15,163,404	14,395,739	17,771,913	17,007,142
Voluntary discounts and reimbursements	(2,721,910)	(1,064,653)	(2,958,049)	(1,320,766)
Provision for doubtful debts	(450,862)	(301,956)	(549,602)	(370,242)
Other operating incomes (expenses), net	196,537	430,161	236,582	463,579

	12,187,169	13,459,291	14,500,844	15,779,713

Supplies acquired from third parties
Materials	(93,805)	(64,546)	(301,636)	(395,232)
Third-party services	(4,167,559)	(4,313,519)	(4,506,598)	(4,730,837)
Others	(72,199)	(92,802)	(100,250)	(93,636)

	(4,333,563)	(4,470,867)	(4,908,484)	(5,219,705)

Gross value added	7,853,606	8,988,424	9,592,360	10,560,008

Retentions
Depreciation and amortization	(1,364,951)	(1,486,702)	(1,980,544)	(2,066,046)
Reserve for contingent liabilities	(3,516,422)	(688,222)	(3,550,211)	(711,486)

	(4,881,373)	(2,174,924)	(5,530,755)	(2,777,532)

Wealth created by Company	2,972,233	6,813,500	4,061,605	7,782,476

Wealth received in transfer
Equity in subsidiaries	(46,664)	(52,333)
Dividends (investments at acquisition cost)		3,016		3,016
Financial income	432,912	431,430	576,197	697,190
Rental incomes	129,816	121,040	89,693	86,975

	516,064	503,153	665,890	787,181

Total wealth for distribution	3,488,297	7,316,653	4,727,495	8,569,657

Wealth distributed
Personnel
Salaries and wages	(177,529)	(227,987)	(379,806)	(409,784)
Benefits	(158,229)	(221,495)	(288,242)	(337,805)
Severance pay fund (FGTS)	(67,902)	(34,963)	(89,383)	(49,685)
Other	(47,083)	(81,324)	(47,083)	(81,324)

	(450,743)	(565,769)	(804,514)	(878,598)

Taxes and contributions
Federal	(305,119)	(1,411,824)	(596,223)	(1,759,656)
State	(2,985,605)	(3,152,079)	(3,333,070)	(3,493,436)
Municipal	(11,708)	(12,745)	(33,583)	(34,657)

	(3,302,432)	(4,576,648)	(3,962,876)	(5,287,749)

Brasil Telecom S.A. (“BrT”) and

Brasil Telecom S.A. (“BrT”) and Subsidiaries

Statements of Value Added

For the Years Ended December 31, 2009 and 2008

In thousands of Brazilian rais, unless otherwise stated

	Company		Consolidated
	2009	2008	2009	2008
Donations & sponsorship	(14,642)	(23,283)	(15,824)	(23,006)

Lessors and lenders
Employee profit sharing	(30,995)		(45,243)
Interest & other financial charges	(550,050)	(823,011)	(643,311)	(950,983)
Rentals, leases and insurances	(282,124)	(298,126)	(396,416)	(401,356)

	(863,169)	(1,121,137)	(1,084,970)	(1,352,339)

Shareholders
Non-controlling interests			(2,000)	1,851
Retained earnings	1,142,689	(1,029,816)	1,142,689	(1,029,816)

	1,142,689	(1,029,816)	1,140,689	(1,027,965)

Value added distributed	3,488,297	7,316,653	4,727,495	8,569,657

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1. OPERATIONS

Brasil Telecom S.A. (“Company” or “BrT”) is a STFC concessionaire – Switched Fixed Telephone Service and performs since July of 1998 in the Region II of PGO – Grant General Plan, that includes the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides Federal District, in the installment of STFC in the modalities of local and long intra-regional distance. Since January 2004, the Company has also been providing services in the form of national and international long-distance calls in all Regions and, as from January 2005, local calls also started to be provided outside Region II.

The company business, as well as the services rendered by it and the rates charged are regulated by ANATEL – Brazilian National Agency of Telecommunications.

The concession contracts in force, in the local services and long distance modes, came into effect starting from January 1, 2006, with validity until December 31, 2025. Additional information on those contracts is mentioned in the Note 23 (h).

Information relating to STFC quality and universal service targets is available for shareholders monitoring at ANATEL’s electronic page, on the following website: www.anatel.gov.br.

The Company is a Brazilian Securities and Exchange Commission (CVM) and the US Securities and Exchange Commission (SEC) registrant, and its shares are traded on the BOVESPA and the New York Stock Exchange (NYSE) as American Depositary Receipts (ADRs).

Since September 30, 2009 the Company’s shareholder’s control is exercised directly by Coari Participações S.A. (“Coari”), whose equity represents 79.63% of voting capital and 48.20% of total capital. Until mentioned date, the Company was controlled by Brasil Telecom Participações S.A. ( “BrT Part”), a company constituted on May 22, 1998 due to the process of privatization of Telebrás System.

The corporate restructuring resulting in direct control of the Company by Coari is presented in specific comments of this note – see item “b”, and had origin at the Brasil Telecom’s acquisition by Telemar Norte Leste S.A. (“TMAR”) that, on January 8, 2009 acquired through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”) the stock control of BrT Part and of the Company.

The change of control of Brasil Telecom to Telemar consisted of the acquisition of 100% of Invitel S. A. shares (“Invitel”), at the time holding 99.99% of the shares of Solpart Participações S.A. (“Solpart”), which held 51.41% of BrT Part voting capital and 18.93% of its total capital.

The Share Acquisition Agreement (the “Agreement”), entered into on April 25, 2008, was disclosed through a Material Fact by the involved companies issued on the same date, and supplemental material facts were issued on events or facts inherent to the Contract. All material facts are available for consultation on the website www.brasiltelecom.com.br/ri.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(a) Main direct and indirect subsidiaries of the Company

14 Brasil Telecom Celular S.A. (“BrT Celular”)

BrT’s wholly-owned subsidiary, which operates since the last quarter of 2004 to provide Personal Mobile Services (“SMP”), and has a permit to operate in Region II of the PGO.

BrT Serviços de Internet S.A. (“BrTI”)

BrT’s wholly-owned subsidiary, which holds the control of the following entities:

•	iG Companies

The iG companies comprise Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brasil S.A. (“iG Brasil”). iG Brasil operates as a dialup and broadband Internet access provider. It also provides value-added services targeted for the home and corporate markets, including the Internet connection accelerator. In addition, iG also sells advertising space on its portal.

iG Cayman is a holding company that controls control of iG Part, where exists investments of 32.53% of iG Brasil joint stock. iG Part and iG Brasil are firms established in Brazil.

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”)

“BrT CS”, together with its subsidiaries, operates through a system of underwater optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and foreign corporate customers.

BrT Comunicação Multimídia Ltda. (“BrT Multimídia”)

The Company held 90.46% interest in the capital of BrT Multimídia, whereas the remaining 9.54% is held by BrTI.

BrT Multimídia provides private telecommunications network services through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long-distance network connecting these metropolitan business centers. It operates nationwide through commercial agreements with other telecommunications companies to offer services to the other Brazilian regions. It also has Internet Solution Centers in São Paulo, Brasilia, Curitiba, Porto Alegre, Rio de Janeiro and Fortaleza, which offer services of “co-location”, “hosting” and other services of aggregate value.

Brasil Telecom Call Center S.A. (“BrT Call Center”)

BrT Call Center´s business purpose is the provision of call center services for third parties, including customer service, outbound and inbound telemarketing, training, support, consulting services and related activities, among other services. This company’s startup was in November 2007 by providing call center services for BrT and its subsidiaries which require this type of service. Previously, the call center services were outsourced.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

BrT Card Serviços Financeiros Ltda. (“BrT Card”)

BrT Card, established to provide management, control and support services for the development and sale of financial products and services, holds 99.99% of the shares, whereas the remaining capital is held by BrTI. At balance sheet date, BrT Card had only highly liquid cash investments resulting from the payment of capital, and had not yet started its operations.

(b) Company corporate restructuring

The purpose of the corporate restructuring was to optimize the control structure, streamline cross-shareholdings and use the synergy between activities, enhancing operational efficiency.

On December 19, 2008, the National Telecommunications Agency (ANATEL) issued Act 7828, whereby the Executive Board granted prior approval for the subsequent corporate acts regarding the merger of the companies or the merger of the shares of the companies Invitel, Solpart and BrT Part by TMAR.

According to the Material Fact disclosed on July, 15, 2009 and the amendment to this Material Fact on July, 21, 2009, as well as the Material Fact disclosed on August, 12, 2009, the Stage 1 and the Step 2 of Stage 2 of corporate restructuring were performed, on July, 31 and September, 30, 2009, respectively, comprehending a series of mergers, in terms of arts. 230 and 252 of Brazilian Corporate Law by TMAR subsidiaries firms, as described below.

(i)	Merger of Invitel by its subsidiary Solpart, with absorption of the equity of Invitel by Solpart and the resulting Invitel´s extinction on July 31, 2009.

(ii)	Merger of Solpart by its parent company Copart 1, with absorption of the equity of Solpart by Copart 1 and the consequent Solpart´s extinction on July 31, 2009.

(iii)	Merger of Copart 1 by BrT Part., with absorption of the equity of Copart 1 by BrT Part, through which Coari, holder of all the shares of Copart 1, received BrT Part shares in exchange for its Copart 1 shares, which was liquidated on July 31, 2009.

(iv)	Merger of Copart 2 by BrT, with absorption of the equity of Copart 2, through which Coari, holder of all the shares of Copart 2, received BrT shares in exchange for its Copart 2 shares, which was liquidated on July 31, 2009.

The net assets of Copart 2 merged by BrT Part totaled R$369,165, without resulting in a capital increase of BrT Part, an amount fully recorded as capital reserve, pursuant to Article 200 of the Brazilian Corporate Law.

As a result of the merger of Copart 2, 0.0005041618 BrT common shares were exchanged for each Copart 2 common share and 0.0471152627 BrT preferred shares were exchanged for each Copart 2 preferred share (share exchange ratio).

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Company holds 13,231,556 own preferred shares in treasury, which have been kept in treasury.

(v)	Merger of BrT Part by BrT, with absorption of the equity of BrT Part, through which Coari, holder of 54.45% of BrT Part shares and 10.62% of BrT shares, received 231,077,513 shares, where 161,359,129 common and 69,718,384 preferred were exchanged for its BrT Part shares, liquidated on September 30, 2009. As a result, Coari holds 48.20% of BrT equity.

The net assets of BrT Part merged by BrT totaled R$5,535,332, resulting in a capital increase of BrT of R$260,301, where R$1,413,592 was recorded as capital reserve and R$3,861,439 was allocated to special goodwill reserve, pursuant to CVM Instruction 319/1999.

The capital increase is represented by the issue of 201,143,307 common shares and 209,155,151 preferred shares of BrT, which were fully attributed to BrT Part shareholders. Therefore, BrT capital increased R$3,731,059, represented by 203,423,176 common shares and 399,597,370 shares.

As a result of BrT Part merger, 1.2190981 common shares of BrT were exchanged for each BrT Part common share and 0.1720066 BrT common shares and 0.9096173 BrT preferred shares for each BrT Part preferred share (share exchange ratio

BrT Part holds 1,480,800 common shares in treasury, which have been cancelled. BrT holds 13,231,556 preferred shares in treasury, which have been kept in treasury.

All valuations of the equities and net assets of the merged companies have been conducted by specialized companies, in compliance with Articles 226 and 227 of the Brazilian Corporate Law, based on carrying amounts as of May 31, 2009, adjusted by corporate events that occurred from this date to the mergers’ date (July 31, 2009 and September 30, 2009) and the most significant subsequent events. Other changes in financial position have been recorded by the merging company:

Balance Sheet – Copart 2	05/31/2009
Current assets	7,258
Investments	559,390
Intangible assets	366,788

Total Assets	933,436

Current Liabilities	4,880
Noncurrent liabilities	1
Shareholders’ equity	928,555

Total liabilities	933,436

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Balance sheet – BrT Part	05/31/2009
Current assets	584,415
Noncurrent assets	1,495,722
Investments	7,345,051
Property, plant and equipment	455

Total Assets	9,425,643

Current Liabilities	330,789
Noncurrent liabilities	11,512
Shareholders’ equity	9,083,342

Total Liabilities	9,425,643

Changes in shareholders’ equity from May 31, 2009 to September 30, 2009 were accounted by the Company and total R$82,637.

As required by Law 6404/76 (Brazilian Corporate Law), the mergers have been submitted to and approved by the shareholders of Invitel, Solpart, Copart 1, BrT Part, Copart 2, Coari and the Company, at the Shareholders’ Meetings of said companies held on July 31, 2009 and September 30, 2009.

The Company’s shareholder structure as of September 30, 2009 is as follows:

Shareholder structure – Brasil Telecom S.A.
Shareholder	Common shares	%	Preferred shares	%	Total	%
Coari	161,990,001	79.63%	128,675,049	32.20%	290,665,050	48.20%
Non-controlling interests	41,433,175	20.37%	257,690,765	64.49%	299,123,940	49.60%
Treasury shares			13,231,556	3.31%	13,231,556	2.20%

Total	203,423,176	100.00%	399,597,370	100.00%	603,020,546	100.00%

Goodwill originally recorded under Brazilian GAAP by Copart 1, merged by BrT Part, arises partly from the merger of Solpart by Copart 1 and partly from the merger of Invitel by Solpart, in the total nominal amount of R$8,235,520, related to the acquisition of 100% of the shares of Invitel and 35.52% of the shares of BrT Part. Recorded goodwill is based on the appreciation of the property, plant and equipment and the Switched Fixed Telephony Services (STFC) concession right of the Company. As a result of the merger of Copart 1 by BrT Part, goodwill will be amortized in books by BrT Part pursuant to prevailing tax and accounting legislation, and will not generate any tax utilization in the first phase of the corporate restructuring.

Goodwill originally recorded under Brazilian GAAP by Copart 2, merged by the Company, totaling R$737,664, arises from the acquisition of 10.62% of the shares of BrT and is based on the appreciation of the property, plant and equipment and the Switched Fixed Telephony Services (STFC) concession right of the Company. As a result of the merger of Copart 2 by the Company, goodwill will be amortized in books by BrT, pursuant to prevailing tax and accounting legislation, and will generate tax utilization.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Note that for the calculation of the net asset resulting from the downstream mergers of Copart 1 and Copart 2 into and with BrT Part and BrT, respectively, Copart 1 and Copart 2 recorded as in force of provision for net equity integrity maintenance of its subsidiaries, the amounts of R$4,072,381 and R$340,522, respectively. The recognized provisions reduce goodwill amounts based in STFC Company concession to the amount of the related tax benefit due to its amortization, as prescribed by Article 1, Paragraph (a) of CVM Instruction 319/1999.

After the completion of the Step 2 of the Stage 2, the resulting corporate structure is:

Under the U.S. Securities Act of 1933, the merger of the BrT Part (Stage 2) was declared as effective by the Securities and Exchange Commission (SEC) on September 2, 2009.

According to the disclosed in the Material Fact, from August 12, 2009, continuing the corporate restructuring process, the Coari's and BrT’s Board of Directors and managements, approved the Step 3 of the Stage 2 of the Corporate Restructuring, on September 25, 2009, which defines the merging of BrT shares by Coari, open company, direct subsidiary of TMAR, objectifying to turn BrT into a wholly-owned Coari’s subsidiary; however, in function of facts disclosed in the Material Fact published on January 14, 2010, the process is currently paused.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS AND CONSOLIDATION CRITERIA

Financial statements preparation criteria

The financial statements have been prepared and are presented in accordance with Brazilian accounting practices, provisions of the Brazilian Corporate Law and CVM regulations, and the changes introduced by Laws 11638/07 and 11941/09.

With the enactment of Law 11638/07, which was designed to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with the International Financial Reporting Standards (IFRS), new accounting standards and technical pronouncements have been issued by the Accounting Pronouncements Committee (CPC), in conformity with such international accounting standards.

In 2009, 26 new pronouncements (CPCs) and 12 technical interpretations (ICPCs) were issued by CPC and approved by CVM Resolutions for mandatory adoption beginning 2010. The CPCs and ICPCs which may be applicable to the Company, considering the nature of its operations, are as follows:

CPC	Title
15	Business Combinations

16	Inventories

20	Borrowing Costs

21	Interim Financial Reporting

22	Operating Segments

23	Accounting Policies, Changes in Accounting Estimates and Errors

24	Events after the Reporting Period

25	Provisions, Contingent Liabilities and Contingent Assets

26	Presentation of Financial Statements

27	Property, Plant and Equipment

30	Revenues

32	Income Taxes

33	Employee Benefits

36	Consolidated Financial Statements

37	First-time Adoption of International Financial Reporting Standards

38	Financial Instruments: Recognition and Measurement

39	Financial Instruments: Presentation

40	Financial Instruments: Disclosures

43	First-time Adoption of Technical Pronouncements CPC 15 to 40

ICPC	Title
01	Concession Agreements

04	Scope of Technical Pronouncement CPC 10 Share-based Payment

05	Technical Pronouncement CPC 10 Share-based Payment – Treasury and Group Share Transactions

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

08	Accounting for Proposed Dividend Payments

10	Clarifications of Technical Pronouncements CPC 27 - Property, Plant and Equipment and CPC 28 - Investment Property

The Company’s management is analyzing the effects of the changes introduced by these new pronouncement and, in the event of adjustments arising from the adoption of new accounting practices beginning January 1, 2010, the Company will analyze the need to remeasure the impacts that would be produced on its 2009 financial statements, for comparative purposes, as if the new procedures were already in effect at the beginning of the year ended December 31, 2009.

Consolidation criteria

The Company and its subsidiaries maintain consistent accounting practices.

Consolidated financial statements were prepared according to CVM Instruction 247/1996 and include the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	Addition of assets, liabilities, income and expense accounts according to their accounting substance;

•	Elimination of intercompany accounts and transactions;

•	Elimination of investments and equity interests in subsidiaries;

•	Disclosure of non-controlling interests in shareholders’ equity and income (loss); and

•	Consolidation of exclusive investment funds (note 9).

Adoption of Technical Pronouncement CPC 02 Effects of Changes in Exchange Rates and Translation of Financial Statements

a) Functional and reporting currency

The Company and its subsidiaries operate has telecom carriers in the Brazil and engage in related telecom industry activities (see note 1), and the currency used in their operations is the Brazilian real (R$).

To define their functional currency, management considered the currency that influences:

•	the sale price of their products and services;

•	the costs of services and sales;

•	the cash flows for trade receivables and trade payments; and

•	interest, investments and borrowings.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Accordingly, the Company and its subsidiaries’ functional currency is the Brazilian real (R$), which is also the reporting currency.

b) Transactions and balances

The transactions in foreign currency are translated into the functional currency using the exchange rate in effect on the transaction date. Foreign exchange differences from translation are recognized in the statement of operations.

c) Group companies

The Company has investments in companies headquartered abroad, none of which is hyperinflationary economies and with functional currency other than the Brazilian real (R$).

d) Non-cash items indexed to foreign currency

The company and its subsidiaries do not have non-cash items indexed to foreign currency (other than the functional and reporting currency).

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For the Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Reclassifications

We reclassified several items of the comparative financial statements for the year ended December 31, 2008 to conform them to the best disclosure accounting practices. These reclassifications are as follows:

	Balances originally reported as of 12/31/2008	Inflation adjustment of reserve for contingent liabilities (i)	Employee and management profit sharing (ii)	Taxes (iii)	Reversal of interest on capital (iv)	Share-based compensation (v)	Tax Refinincing Program (vi)	Consignment in favor of third parties (vii)	Deferred income tax/ social contribution (viii)	Loans and financing (ix)	Company Adjusted balances as of 12/31/2008
Deferred and recoverable taxes (current)	704,281								(31,626)		672,655
Deferred and recoverable taxes (noncurrent)	816,000								(98,239)		717,761
Trade accounts payable	1,486,435							(153,144)			1,333,291
Loans and financing (current)	1,378,424									89,920	1,468,344
Derivative financial instruments (current)	89,920									(89,920)
Payable and deferred taxes (current)	618,212						(4,381)		(31,626)		582,205
Tax Refinancing Program (Floating)							4,381				4,381
Other liabilities (current)	77,303							153,144			230,447
Loans and financing (noncurrent)	3,679,402									132,153	3,811,555
Derivative financial instruments (noncurrent)	132,153									(132,153)
Payable and deferred taxes (noncurrent)	330,289								(98,239)		232,050
Cost of sales and services	(4,981,993)		21,989								(4,960,004)
Service selling expenses	(938,015)		19,809								(918,206)
General and administrative expenses	(1,165,656)		38,535			17,411					(1,109,710)
Other operating income (expenses), net	(401,323)	131,098	(80,333)	(136,131)		(17,411)					(504,100)
Financial expenses Net	(733,022)	(131,098)			324,300						(539,820)
Reversal of interest on capital – DRE	324,300				(324,300)
Deductions from gross revenue	(4,883,971)			136,131							(4,747,840)

	Assets	Liabilities	Gross profit
Total effects	(129,865)	(129,865)	150,120

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Balances originally reported as of 12/31/2008	Inflation adjustment of reserve for contingent liabilities (i)	Employee and management profit sharing (ii)	Taxes (iii)	Reversal of interest on capital (iv)	Share-based compensation (v)	Tax Refinincing Program (vi)	Consignment in favor of third parties (vii)	Deferred income tax/ social contribution (viii)	Loans and financing (ix)	Consolidated Adjusted balances as of 12/31/2008
Deferred and recoverable taxes (current)	967,393								(31,703)		935,690
Deferred and recoverable taxes (noncurrent)	1,622,319								(98,547)		1,523,772
Trade accounts payable	2,060,414							(170,871)			1,889,543
Loans and financing (current)	670,707									89,920	760,627
Derivative financial instruments (current)	89,920									(89,920)
Payable and deferred taxes (current)	736,156						(4,434)		(31,703)		700,019
Tax Refinancing Program (Floating)							4,434				4,434
Other liabilities (current)	173,508							170,871			344,379
Loans and financing (noncurrent)	3,993,198									132,153	4,125,351
Derivative financial instruments (noncurrent)	132,153									(132,153)
Payable and deferred taxes (noncurrent)	359,220						(713)		(98,547)		259,960
Tax Refinancing Program (Non-Floating)							713				713
Cost of sales and services	(6,209,418)		29,125								(6,180,293)
Service selling expenses	(1,364,223)		25,863								(1,338,360)
General and administrative expenses	(1,401,349)		44,371			17,411					(1,339,567)
Other operating income (expenses), net	(468,853)	138,421	(99,359)	(284,347)		(17,411)					(731,549)
Financial expenses Net	(597,859)	(138,421)			324,300						(411,980)
Reversal of interest on capital – DRE	324,300				(324,300)
Deductions from gross revenue	(5,710,307)			284,347							(5,425,960)

	Assets	Liabilities	Gross profit
Total effects	(130,250)	(130,250)	313,472

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements

For the Years Ended December 31, 2009 and 2008—(Continued)

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	Inflation adjustment of contingent liabilities was previously recognized in other operating expenses and started to be recognized as financial expenses.

(ii)	Previously recorded in ‘Operating costs and expenses’, segregated in the structure costs of services and sales, selling expenses and general and administrative expense, employee and management profit sharing is now recognized in ‘Other operating expenses’.

(iii)	Previously, taxes on gross revenue were recorded as a deduction of gross revenue. Currently, these taxes are recognized as other operating expenses in the consolidated financial statements.

(iv)	Interest on capital declared to shareholders is recorded under financial expenses. Its reversal in 2008, however, was stated in the line prior to Net income. Starting the current year, the reversal is stated under financial expenses, in a separate line account.

(v)	Share-based compensation, a benefit granted to officers, was previously recognized in ‘General and administrative expenses’ and started to be recognized in ‘Other operating expenses’, disclosed in a specific line item.

(vi)	Taxes in installments part of this program were previously recognized in ‘Deferred and payable taxes’ and started to be recognized in a specific line item of the balance sheet as Tax Refinancing Program.

(vii)	These amounts were previously recognized in ‘Trade accounts payable’, in the balance sheet, and started to be disclosed in ‘Other liabilities’.

(viii)	Deferred income tax and social contribution were recognized in deferred and recoverable taxes or deferred and payable taxes, depending on the origin of the tax determined. Currently they are accounted for at their net amount in ‘Deferred and recoverable taxes’.

(ix)	Derivatives were previously stated in a specific line account of the balance sheet. Correctly these amounts are included in loans and financing.

3. SIGNIFICANT ACCOUNTING PRACTICES

Significant accounting practices adopted in the preparation of the financial statements are as follows:

(a) Cash and cash equivalents

Comprise cash, bank, and highly liquid short-term investments, immediately convertible to known cash amounts, and are stated at fair value at the balance sheet date, do not exceed their market value, and their classification is determined as shown in item (b) below.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b) Short-term investments

Classified according to their purpose as: (i) trading securities; (ii) held-to-maturity; and (iii) available-for-sale.

Trading securities are measured at fair value and their effects are recognized in income. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable realizable value, when applicable. Available-for-sale investments are measured at fair value and their effects are recognized in valuation adjustments to equity, when applicable.

(c) Trade accounts receivable

Receivables from telecommunications services are stated at the tariff or service amount on the date they were provided and do not differ from their fair value. Service receivables include receivables from services provided and not billed by the balance sheet date, whose amount is calculated based on the measurements made on balance sheet date or estimates considering historic performance. Taxes are also calculated on an accrual basis. Receivables from sales of handsets and accessories are stated at the sales prices and recorded when the products are delivered and accepted by the customers.

Charges of past-due bills are recognized when the bill of the first billing cycle subsequent to the payment of the past-due bill is issued.

(d) Allowance for doubtful accounts

An allowance for write-down to the recoverable value is recorded when there is objective evidence that the Company will not be able to collect all the amounts due within the original terms of its receivables.

The criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable, from when receivables are past-due for more than 60 days, increasing progressively, as follows:

Past-due receivables	% loss accrued
From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
Over 150 days	100

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In the year ended December 31, 2008, the criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable. Future losses on the current receivables balance are estimated based on these loss percentages.

(e) Inventories

Segregated and classified as follows:

•	Maintenance material inventories classified in current assets in accordance with the period in which they will be used are stated at average cost, not exceeding replacement cost;

•	Inventories for plant expansion, classified under property, plant and equipment, are stated at average cost of purchase and are used to expand the telephone plant; and

•

Inventories of goods for resale, classified in current assets are stated at average cost of purchase, basically represented by handsets and accessories. For handsets and accessories, adjustments to probable realizable value are recorded in those cases in which the purchases are made at amounts exceeding sales prices. These losses are considered efforts to gain new customers. Recoverable losses are recognized for obsolete inventories.

(f) Investments

Investments in subsidiaries are accounted for under the equity method, plus unamortized goodwill if based on the appreciation of the assets. Other investments are stated at cost, less an allowance for adjustment to realizable value, when applicable.

(g) Property, plant and equipment

Stated at costs of purchase or construction and includes the appreciation arising from the corporate restructuring (see note 1(b)), less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. Financial charges on obligations financing assets and construction works in progress are capitalized.

Subsequent costs are included in the carrying amount of the asset, as appropriate, only when those assets generate economic benefits in the future and can be reliably measured. The residual balance of the replaced asset is written off. Maintenance and repair costs are recorded in income (loss) for the period when they are incurred and are capitalized only when they clearly represent an increase in installed capacity or the useful lives of the assets.

Assets under finance leases are recorded in property, plant and equipment, as prescribed by CVM Resolution 554/2008, at the lower of fair value or the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated economic useful lives of the assets, which are annually reviewed by the Company.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(h) Intangible assets

Stated at cost, less accumulated amortization and the allowance for impairment losses, when applicable.

Consist basically of regulatory permits for the use of radiofrequency and the provision of Personal Mobile Services (SMP), software use rights and goodwill on the acquisition of investments, calculated based on expected future economic benefits.

Amortization of intangible assets is calculated under the straight-line method and considers, in the case of: (i) permit terms – the effective term of the permit, and (ii) software – a maximum period of five years. Goodwill calculated based on expected future earnings is not amortized from 2009.

(i) Impairment of long-lived assets

An assessment is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Long-lived assets may be identified as assets which have indefinite useful lives and assets subject to depreciation and amortization (property, plant and equipment and intangible assets). Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and value in use. In order to be tested for impairment, the assets are grouped into the smallest identifiable group for which there are cash generating units (CGUs), and projections are made based on discounted cash flows, supported by expectations on the Company's operations in its various business segments.

CGUs are the Company’s operating segments as they are the smallest separable cash generating units.

Net Present Value (NPV) projections for the CGUs are prepared taking into consideration the following assumptions:

•	Entity-related information sources: evidence of obsolescence or damage, discontinuation plans, performance reports, etc.; and

•

Outside information sources: fair values of the assets, technologic environment, market environment, economic environment, regulatory environment, legal environment, interest rates, return rates on investments, market value of Company shares, etc.

The recovery of these assets is supported by projections for assets with infinite useful lives. Additionally, according to Company tests, there are no evidences of impairment to result in the realization of projections for assets with finite useful lives.

(j) Discount to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In general terms, when applicable, the discount rate used is the average return of investments for financial assets or interest charged on Company borrowings financial liabilities. The contra entry is the asset or liability that originated the financial instrument, when applicable, and the deemed financial charges are allocated to income (loss) using the rate used for their calculation.

The Company concluded that there are no assets and liabilities recorded as of December 31, 2009 and 2008 subject to the discount to present value, in view of the following: (i) their nature; (ii) short-term realization of certain balances and transactions; and (iii) absence of cash assets and cash liabilities with embedded or disclosed interest. When financial instruments are measured at the amortized costs, they are adjusted for inflation at the related contractual interest.

(k) Impairment of financial assets

The Company measures at the balance sheet date whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that the estimated future cash flows have been impacted.

(l) Loans and financing

Stated at amortized cost, plus inflation adjustment of exchange rate changes and interest incurred through the balance sheet date.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction to the balance of loans and financing, and are expenses over the contract term.

The Company and its subsidiaries do not use hedge accounting.

(m) Derivative financial instruments

We contract derivatives to mitigate the exposure to market risks arising from changes in exchange rates on foreign currency-denominated debts and, therefore, are classified in line account ‘Loans and financing’.

Derivatives are initially recognized at market value on the date a derivative contract is entered into and are subsequently measured at fair value. Changes in the fair value of any of these derivatives are recorded directly in the statement of operations.

(n) Reserve for contingent liabilities

Recorded for contingent risks assessed by management and the Company’s in-house and outside legal counsel as probable loss, based on the expected outcome of ongoing lawsuits.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(o) Employee benefits

Benefits offered are as follows:

•

Pension plans – the private pension plans and other postretirement benefits sponsored by the Company for the benefit of its employees are managed by three foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to income (loss) on the accrual basis.

The Company sponsors defined benefit and defined contribution plans. In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current period and prior periods. The contributions are recognized as employee benefit expenses as incurred.

The obligation recognized in the balance sheet as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan’s assets. The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. After the acquisition of BrT, on January 8, 2009, management started to review and reconcile the accounting practices and estimates of the Company and its parent, which was completed at the end of 2009, and the Company started to use the recognition of actuarial gains and losses under the corridor approach.

•

Stock Options – The Company has a stock option plan for its management and employees, and options granted are settled in shares. The fair value of the services received from employees in exchange for stock options is determined based on the fair value of the stock options, established on grant date.

Until the change in Company control, in January 2009, the Company maintained a stock option plan for its officers and employees for the purchase of shares of its parent at the time BrT Part, classified as settled in shares and cash. These options were fully exercised in the current year as a result of the change in the control of the Company.

The fair value of the services received from employees and management in exchange for stock options is recognized as expenses during the vesting period. The Company reviews the estimate of the number of options expected to be exercised and recognizes the impacts of this review in income or loss. The options settled in shares are recorded as an expense as a contra entry to an increase in shareholders’ equity.

•

Employee profit sharing – the accrual includes the employee profit sharing program and is accounted for on the accrual basis and involves all eligible employees, proportionately to the period of time worked in the year, according to the Program’s rules. The amount, which is paid by April of the year subsequent to the year profit sharing is accrued, is determined based on the target program established with the employees’ unions, under a collective bargaining agreement, pursuant to Law 10101/00 and the bylaws.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(p) Use of estimates

The preparation of financial statements requires Management to make estimates to record certain assets, liabilities and other transactions. The financial statements include, therefore, estimates related to the useful lives of property, plant and equipment, the recoverable amount of long-lived assets, the reserve for contingent liabilities, the calculation of the provisions for income tax, the fair value measurement of financial instruments, and the calculation of the employee benefits. Actual results could differ from those estimates.

(q) Revenue recognition

Revenues refer mainly to the amount of the payments received or receivable from sales of services in the regular course of the Company's activities. Revenue is stated at the gross amount, less approximate taxes, returns and discounts.

Revenue is recognized when it can be reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs incurred can be measured, the risks and rewards have been substantially transferred to the buyer, and certain specific criteria of each of the Company's activities have been met.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as advances from customers and recognized in revenue as they are used by the customers.

Revenue from sales of payphone cards (Public Use Telephony (TUP)), cell phones and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

(r) Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses relating to future years are deferred.

(s) Financial income and expenses

Financial income is recognized on the accrual basis and comprises interest on receivables settled after due date, gains on short-term investments and gains on derivatives. Financial expenses consist of interest and other charges on loans, financing, derivative contracts, and other financial transactions.

Interest on capital to be attributed to mandatory minimum dividends is recorded as financial expenses and reversed to retained earnings, as in substance it consists of allocation of net income.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

To avoid impacting financial ratios and allow the comparability between presented periods, the reversals are being presented under financial expenses, thus annulling its impacts.

(t) Income tax and social contribution – current and deferred

Income tax and social contribution on income are recorded on the accrual basis. Said taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management exaltations, considering the continued operations. Future earnings are compared to the nominal value of recoverable taxes over a period limited to ten years and reduces the deferred tax credit as it identifies that future taxable income sufficient for the partial or total utilization of deferred taxes is less than probable. The technical studies are updated annually and the tax credits are adjusted based on the results of these reviews.

(u) Accounting for government grants and disclosure of government assistance

Government grants are recorded in income (loss) for the year as a reduction of related expenses.

(v) Earnings (loss) per share

Earnings (loss) per share are calculated based on the amount of outstanding shares at the balance sheet date. Outstanding shares are represented by the total shares issued, less the shares held in treasury.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

4. OPERATING REVENUE

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Fixed telephone service

Local service	6,482,188	6,552,637	6,480,886	6,549,741
Connection fees	17,239	10,919	17,239	10,919
Subscriptions	3,887,870	3,675,872	3,887,986	3,675,529
Fixed	742,783	922,171	741,469	919,765
Fixed to Mobile – VC1	1,818,659	1,926,237	1,818,547	1,926,096
Rentals	1,597	1,135	1,606	1,129
Other	14,040	16,303	14,039	16,303

Long-distance service	2,546,168	2,858,961	2,543,726	2,852,611
Intra-sector fixed calls	752,084	834,620	752,080	834,586
Intraregional (intra-sector) fixed calls	215,171	247,348	215,175	247,235
Intraregional fixed calls	203,313	232,180	203,307	232,176
VC2	733,448	782,384	731,865	778,771
Fixed originated calls	285,815	300,398	285,482	300,386
Mobile originated calls	447,633	481,986	446,383	478,385
VC3	611,443	719,682	610,591	717,098
Fixed originated calls	296,871	353,816	296,834	353,770
Mobile originated calls	314,572	365,866	313,757	363,328
International	30,709	42,747	30,708	42,745

Interconnection	466,776	436,343	357,521	373,810
Fixed to fixed	189,719	210,150	189,250	209,957
Mobile to fixed	277,057	226,193	168,271	163,853

Assignment of means	462,434	537,652	382,350	449,409
Public telephony	351,569	474,656	351,569	474,656
Supplementary services, Smart network and advanced telephony	547,423	419,679	546,288	417,234
Other	27,204	32,207	23,598	30,713

Total fixed telephone service	10,883,762	11,312,135	10,685,938	11,148,174

				Continues

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

... continued
	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Mobile telephone service

Telephone			1,997,267	1,894,397
Subscriptions			439,854	401,746
Calls made			641,791	642,109
Call surcharge			1,995	5,499
Roaming			19,774	16,437
Interconnection			644,530	662,238
Value added services			225,766	154,434
Other services			23,557	11,934

Sale of goods			114,324	225,670
Cell phones			82,710	221,522
Electronic cards – Brazil Chip, accessories and other goods			31,614	4,148

Total mobile telephone service			2,111,591	2,120,067

Data communication and other services

Data communication	4,274,029	3,076,102	4,525,642	3,249,938
Other core business services	5,613	7,502	448,742	488,963

Total data communication and other services	4,279,642	3,083,604	4,974,384	3,738,901

Gross operating revenue	15,163,404	14,395,739	17,771,913	17,007,142

Deductions from gross revenue	(6,208,444)	(4,747,840)	(6,893,351)	(5,425,960)
Taxes	(3,486,534)	(3,683,187)	(3,935,302)	(4,105,194)
Other deductions	(2,721,910)	(1,064,653)	(2,958,049)	(1,320,766)

Net operating revenue	8,954,960	9,647,899	10,878,562	11,581,182

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

5. COST OF SALES AND SERVICES AND OPERATING EXPENSES

Cost of sales and services

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Interconnection	(2,012,970)	(2,151,933)	(2,025,529)	(2,202,660)
Depreciation and amortization	(1,000,377)	(1,245,623)	(1,528,809)	(1,683,112)
Outside services	(934,635)	(783,594)	(1,101,379)	(970,645)
Rentals and insurance	(280,521)	(296,785)	(386,452)	(395,008)
Connection means	(191,973)	(205,776)	(128,526)	(143,434)
Personnel	(132,643)	(129,236)	(397,001)	(338,489)
Concession Agreement Extension Fee - ANATEL	(71,038)	(65,578)	(71,038)	(65,578)
Supplies	(72,807)	(60,483)	(75,559)	(64,073)
Cost of handsets and other			(86,838)	(236,603)
Other costs	(22,788)	(20,996)	(104,467)	(80,691)

Total	(4,719,752)	(4,960,004)	(5,905,598)	(6,180,293)

Selling expenses

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Allowance for doubtful accounts	(450,862)	(301,956)	(549,602)	(370,242)
Outside services	(453,607)	(423,269)	(539,099)	(546,989)
Personnel	(124,937)	(163,914)	(176,085)	(237,650)
Rentals and insurance	(12,954)	(24,324)	(29,078)	(49,838)
Depreciation and amortization	(2,719)	(3,070)	(8,802)	(9,164)
Supplies	(2,141)	(1,214)	(81,692)	(90,844)
Other expenses	(2,541)	(459)	(7,177)	(33,633)

Total	(1,049,761)	(918,206)	(1,391,535)	(1,338,360)

General and administrative expenses

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Outside services	(547,528)	(710,723)	(672,511)	(803,746)
Depreciation and amortization	(361,855)	(215,936)	(442,933)	(291,479)
Personnel	(202,664)	(164,362)	(294,517)	(220,049)
Rentals and insurance	(13,457)	(15,241)	(20,441)	(19,875)
Supplies	(1,972)	(2,849)	(3,253)	(3,693)
Other expenses	(715)	(599)	(1,153)	(725)

Total	(1,128,191)	(1,109,710)	(1,434,808)	(1,339,567)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

6. OTHER OPERATING INCOME (EXPENSES), NET

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Other operating income
Proceeds from the settlement of litigation (i)		169,885		169,885
Rental of operational infrastructure and other	129,816	121,040	89,693	86,975
Fines	93,913	90,460	107,676	103,395
Recovery of expenses on pension funds	40,479	61,104	40,479	61,104
Court settlements with telecom companies		21,517		21,403
Technical and administrative services	49,357	63,829	50,674	60,639
Recovery of taxes and recovered expenses	193,557	81,700	212,918	145,084
Income from write-off of property, plant and equipment	18,100	6,364	89,947	18,836
Grants received	4,154	4,751	9,024	15,284
Income from write-off of maintenance/resale inventories	2,387		1,169
Reversal of allowance for realizable value of property, plant and equipment	45		3,403
Other income	13,407		17,146	29,523

Total	545,215	620,650	622,129	712,128

Other operating expenses
Reserve for contingent liabilities	(3,316,626)	(557,124)	(3,339,706)	(573,065)
Pension fund reserves	(5,817)	(81,324)	(5,817)	(81,324)
Employee and management profit sharing	(30,995)	(80,333)	(45,243)	(99,359)
Taxes (except on gross revenue, income tax and social contribution)	(179,403)	(246,527)	(324,874)	(429,979)
Fines	(78,854)		(94,336)
Write-off of property, plant and equipment	(22,038)	(35,586)	(78,300)	(40,103)
Endowments and sponsorships	(14,642)	(23,283)	(15,824)	(23,006)
Write-off of maintenance/resale inventories	(120)	(392)	(6,866)	(2,202)
Write-off of allowance for investment losses		(497)		(497)
Amortization of goodwill on acquisition of investments		(22,073)		(82,291)
Court costs	(48,803)	(58,597)	(49,911)	(59,430)
Share-based compensation		(17,411)		(17,411)
Allowance for realizable value of property, plant and equipment			(2,573)
Loss on investments		(1,269)		(35,010)
Other expenses	(62,029)	(334)	(76,155)

Total	(3,759,327)	(1,124,750)	(4,039,605)	(1,443,677)

Total other operating income (expenses), net	(3,214,112)	(504,100)	(3,417,476)	(731,549)

(i)	Refer to the amount received as a result of the Litigation Settlement and Termination Instrument entered into by the Company, its subsidiary BrT Celular and parent company, Opportunity Fund/Banco Opportunity and its related companies, and TMAR. This settlement met the common interest of the parties above, committed to create a favorable situation for the change in control of Brasil Telecom, as discussed in note 1.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7. FINANCIAL INCOME (EXPENSES)

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Financial income
Inflation adjustment of escrow deposits	253,652	203,282	255,798	204,842
Interest and inflation adjustment on other assets	54,619	50,810	10,813	80,832
Income from short-term investments	44,618	41,227	145,832	206,441
Financial discounts obtained	2,483	476	12,324	692
Income from derivative transactions	(2,039)	31,500	(2,039)	31,889
Interest and inflation adjustment on intercompany loans	41,291		73,727
Interest and inflation adjustment on taxes	34,395	98,432	40,597	113,492
Other (i)	3,893	5,703	39,145	59,002

Total	432,912	431,430	576,197	697,190

Financial expenses
Interest on loans payable to third parties	(247,302)	(264,781)	(204,689)	(267,195)
Inflation adjustment and exchange rate changes third-party borrowings	187,034	(231,451)	186,257	(231,593)
Expense on derivative transactions	(98,891)	54,391	(98,891)	54,408
Interest on debentures	(140,873)	(134,933)	(140,873)	(134,933)
Interest and inflation adjustment on other liabilities	(70,989)	(112,006)	(177,276)	(242,078)
Inflation adjustment of reserve for contingent liabilities	(199,796)	(131,098)	(210,505)	(138,421)
Interest on taxes	(95,823)	(53,527)	(104,885)	(62,025)
Withholding income tax (IRRF) on financial transactions and banking fees	(2,663)	(14,702)	(3,053)	(16,046)
Interest and commissions on intercompany loans repayable	(52,105)	(51,487)	(94)	—
Interest on capital payable		(324,300)		(324,300)
Reversal of interest on capital		324,300		324,300
Exchange rate variation on foreign investments			(49,869)	(37,347)
Other	(31,204)	(31,656)	(53,668)	(33,940)

Total	(752,612)	(971,250)	(857,546)	(1,109,170)

Total financial expenses, net	(319,700)	(539,820)	(281,349)	(411,980)

(i)	Other financial income consists basically of inflation adjustment of amounts recoverable related to Arrangement 69/1998 (ICMS).

8. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Taxes on income encompass the income tax and the social contribution on net income. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate taxation of 34%.

In the year ended December 31, 2009, we paid R$446,888 (2008 – R$643,367) of income tax and social contribution on a consolidated basis, of which R$426,785 (2008 – R$619,923) refer to tax calculated by the Company and its subsidiaries and R$20,103 (2008 – R$23,444) to taxes withheld on third parties.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The provision for income tax and social contribution is broken down as follows:

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Current taxes	(448,012)	(569,228)	(449,903)	(637,908)
Income tax and social contribution	(448,012)	(569,228)	(449,903)	(637,908)
Deferred taxes	828,543	35,318	861,418	86,440

Total	380,531	(533,910)	411,515	(551,468)

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Income before taxes and profit sharing	(1,523,220)	1,563,726	(1,552,204)	1,579,433
Income of companies not subject to income tax and social contribution calculation (i)			(3,170)	(8,704)
Total taxed income	(1,523,220)	1,563,726	(1,555,374)	1,570,729
Business income tax (IRPJ) and social contribution on net income (CSLL)
IRPJ + CSLL taxed income (10%+15%+9%=34%)	517,895	(531,667)	528,827	(534,048)
Equity in subsidiaries	(15,866)	(17,793)
Tax effects of interest on capital		103,297		103,297
Permanent exclusions (additions)	77,078	(88,938)	77,274	(122,912)
Utilization of tax loss carryforwards			19,088	13,098
Unrecognized deferred tax assets	(88,081)		(98,149)	(3,198)
IRPJ/CSLL effect on goodwill (IN 319/99 - CVM)	(36,736)		(36,736)
Taxes in Installments of Law 11941/09	(83,369)		(84,754)
Other	9,610	1,190	5,965	(7,706)
IRPJ/CSLL effect on statement of operations	380,531	(533,910)	411,515	(551,468)

(i)	Income of subsidiaries that do not recognize income tax and social contribution on tax loss carryforwards because they do not have any prospects that they will be recovered.

The financial statements for the year ended December 31, 2009 were prepared considering the best management estimates regarding the tax treatment under the criteria set out in the Transitional Tax Regime (RTT).

9. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

The cash equivalents and the short-term investments made by the Company and its subsidiaries, in the years ended December 31, 2009 and 2008, are classified as held for trading and are measured at their fair values.

(a) Cash and cash equivalents

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Cash and banks	106,117	150,160	174,896	167,838
Cash equivalents	599,719	430,818	1,542,545	1,310,720

Total	705,836	580,978	1,717,441	1,478,558

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Exclusive Investment Funds	599,207	248,198	1,134,355	562,537
CDB (i)	512		319,767
Private securities		182,620		639,160
Investments Abroad			88,423	109,023
Cash Equivalents	599,719	430,818	1,542,545	1,310,720

(i)	CDB – Certificates of deposit (CD)

(b) Short-Term Investments

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Exclusive investment funds	118,476	135,672	381,951	561,867
Short-term investments	118,476	135,672	381,951	561,867
Current	118,476	135,672	381,951	561,867

(c) Exclusive investment funds portfolio

All investment funds where BrT and its subsidiaries invest resources are group unique funds, where, on December, 31, 2009, BrT has nearly 48% (2008 – 24%), BrT Celular 32% (2008 – 29%) and the other subsidiaries hold 20% (2008 – 47%) of these funds’ units.

The composition of the consolidated exclusive funds is shown below:

	Consolidated Balances of Exclusive Investment Funds
	2009	2008
Repurchase Operations	807,224	542,950
Private securities	325,022	19,587
Government securities	1,585
Others	524
Securities classified as Cash Equivalents	1,134,355	562,537

Government securities	347,789	371,036
Private securities	34,162	190,831
Securities Classified as Short Term Short-term investments	381,951	561,867

Total Applied on Exclusive Funds	1,516,306	1,124,404

The Company has placed short-term investments in exclusive investment funds in Brazil and abroad, for the purpose of generating cash remuneration for the Company, with benchmark CDI in Brazil and Libor in foreign.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

10. TRADE ACCOUNTS RECEIVABLE

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Services billed	1,468,513	1,411,893	1,652,530	1,589,911
Services not yet billed	784,098	889,574	852,406	954,353
Sales of goods	2,126	159	54,412	60,249
Subtotal	2,254,737	2,301,626	2,559,348	2,604,513
Provision for Doubtful Debts	(485,359)	(342,543)	(567,207)	(394,423)
Services Rendered	(485,359)	(342,543)	(562,344)	(389,377)
Sales of goods			(4,863)	(5,046)

Total	1,769,378	1,959,083	1,992,141	2,210,090

Not yet due	1,503,605	1,563,740	1,670,805	1,776,216
Overdue, with delay of:
01 to 30 Days	351,420	394,218	390,579	428,620
31 to 60 Days	110,253	107,666	129,197	125,636
61 to 90 Days	74,555	69,690	92,318	79,852
91 to 120 Days	55,914	47,440	71,829	54,354
Above to 120 Days	158,990	118,872	204,620	139,835

Total	2,254,737	2,301,626	2,559,348	2,604,513

As disclosed in note 3(d), the Company changed its accounting estimate on the allowance for doubtful accounts, in line with the estimate adopted by its indirect parent company TMAR. This change in estimate generated a consolidated increase in the allowance for doubtful accounts by approximately R$53,985 and net loss for the first half totaling R$38,541, net of taxes.

Past-due receivables are subject to a 2% fine on total debt, recorded under other operating income and collection of monthly prorated arrears interest of 1%, recorded under financial income and recognized when the first bill is issued after the payment of the past-due bill.

The Company can block call origination after 30 days past due, and block call origination and receiving after 60 days past due, and remove the terminal from the customer after 90 days past due, provided the customers is notified 15 days in advance. After the terminal is removed, which usually takes place after 95 and 110 days past due, the name of the nonperforming customer is sent to credit reporting agencies.

The changes to the SMP Regulation went into effect on February 13, 2008, as approved by ANATEL Resolution 477/2007. This Resolution changed the default rules, as detailed below:

•	full blocking starts after 45 days, i.e., 30 days after partial blocking and no longer 15 days; and

•	the total term to terminate the contract is now 90 days after the maturity of the bill, as the other deadlines were not changed.

11. DUE FROM RELATED PARTIES

	COMPANY
	2009	2008
Loan with Subsidiaries	28,590
Interest on Loan	418

Total	29,008

Current	29,008

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

BrT signed in May 20, 2009 a loan agreement with the subsidiary BrT Call Center. The maturity of this loan is the date May 20, 2010. The remuneration corresponds to the rate of 115% of the CDI.

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Private debentures – principal	1,200,000		1,500,000
Interest on private debentures	142,313		174,750

Total	1,342,313		1,674,750

Noncurrent	1,342,313		1,674,750

Private debentures issued by TMAR

Company Rights acquired by merger

The Company Rights refer to the subscription by the merged BrT Part, on February 17, 2009, of 11,648 nonconvertible debentures, issued by TMAR - indirect parent company, for a unit price of R$103, totaling R$1,200,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the DI compounded by spread of 4.0% per year, to be paid on the debentures’ maturity.

The subscription carried out by BrT Part was transferred to the Company, as a consequence of the BrT Part’s merger by the Company.

Subscription by BrT Part

On March 12, 2009, BrT Celular subscribed 2,885 nonconvertible debentures, issued by TMAR, for a unit price of R$104, totaling R$300,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the DI compounded by spread of 4.0% per year, to be paid on the debentures’ maturity.

12. DEFERRED AND RECOVERABLE TAXES

	COMPANY		CONSOLIDATED
	2009	Revision 2008	2009	Revision 2008
ICMS to be recovered (i)	433,222	503,325	593,764	644,121
IR on temporary differences (ii)	2,900,852	612,307	2,977,040	669,334
CS on temporary differences (ii)	1,039,883	192,792	1,065,049	209,770
IR on tax loss (ii)	2,649		582,933	540,801
CS on negative basis (ii)			217,078	198,495
IR to be recovered (iii)	230,540	12,152	297,335	74,345
CS to be recovered (iii)	15,699	1,504	29,910	6,207
IRRF/CSLL - Tax withheld at source	11,124	5,583	36,052	12,904
Other recoverable taxes	218,339	62,753	254,933	103,485

Total	4,852,308	1,390,416	6,054,094	2,459,462

Current	711,360	672,655	1,001,255	935,690
Noncurrent	4,140,948	717,761	5,052,839	1,523,772

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	The recoverable ICMS (Tax on Goods and Services) is a result mainly, of credits established on the acquisition of goods from fixed asset, which compensation with this tax fiscal obligations occur up to 48 months, according Supplementary Law 102/2000.
(ii)	BRT and its subsidiaries record its deferred tax assets arising from temporary differences, of tax losses and negative basis of social contribution, in accordance with the provisions of Deliberation CVM 273/1998 and CVM Instruction 371/2002.

As follows, there are presented periods of assessment expectation of assets from deferred taxes relating to income tax and social contribution on net income, whose origins are based on temporary differences between the outcome accounting system by competence system and tax outcome, as well as tax loss on the negative basis of social contribution, where existing. The outcoming deadlines are based on technical study founded in future tax profits generated from fiscal years where temporary differences become expenditure fiscally deductible, which consider the actions taken by the Company aiming at broadening the customer basis for activities in the expansion phase. The values recognized in the financial statements are based on technical studies submitted annually to the approval of management and board of directors as well as to the examination of fiscal board.

	COMPANY	CONSOLIDATED
2010	288,168	341,669
2011	400,844	460,788
2012	416,649	500,920
2013	374,650	480,003
2014	340,160	444,052
From 2015 to 2017	805,905	1,047,936
From 2018 to 2020	552,501	802,224
From 2021 to 2023	458,704	458,704
From 2024 onwards	305,803	305,802
Total	3,943,384	4,842,098
Current	288,168	341,668
Noncurrent	3,655,216	4,500,430

The expected recovery in the value of R$917,408 onwards year 2020 arises from:

(i) R$86,663 related to the provision to cover the actuarial deficiency of pension plans, whose obligation is being financially settled in accordance with the maximum remaining period of 12 years, according to the delimited term established by SPC – Secretary of Complementary Previdence. Not withstanding the time limit set by SPC and in accordance with the estimated future profits tax, the Company is able to compensate its taxes on a period less than ten years, if the Company fully anticipate the debt settlement; and (ii) R$830,745 related to na amount of depreciation of the goodwill based upon the STFC license, with tax utilization foresee for years 2020 to 2025.

On December 31, 2009, in accordance with Instruction CVM 319/1999, as amended by Instruction CVM No 349/2001, in the context of the mergers described in Note 1 (b), the balance of STFC license recorded in the Company by the mergers of Copart 2 and BrT Part totaling R$2,215,540 was transferred from intangible assets for deferred and recoverable taxes, R$138,679 in current and R$2,076,861 in noncurrent.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Additionally, on September 30, 2009 the Company recorded income tax and deferred social contribution, resulting from the corporate restructuring completed on that date (Note 1(b)), in which fair value of (R$6,867,895) regarding to STFC licenses of the Company was recorded, net of provisions to keep the integrity of the net assets (R$4,412,903 ), totaling R$2,454,993 , being R$1,671,554 of income tax and R$601,759 of social contribution.

For the direct and indirect subsidiaries that do not have a profitable record and/or any expectation of generating sufficient taxable income over the next ten years, the tax credits in relation to income tax losses and a negative social contribution base, along with tax credits on timing differences, have not been fully recognized. The credits without accounting recognition totalled R$106,215 (2008 - R$124,715).

(iii)	The Company and its subsidiaries record IRRF credits on financial applications, loan, dividends and other that are used as deduction in time assessments.

13. ESCROW DEPOSITS

The balances of escrow deposits referring to contingencies with possible and remote loss risks are as follows:

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Civil	3,960,523	2,781,859	3,991,946	2,802,545
Labor	568,407	505,753	576,521	512,183
Tax	564,073	346,538	576,926	351,302

Subtotal	5,093,003	3,634,150	5,145,393	3,666,030

Reduction per re-classification for:
Reserve for contingent liabilities	(2,766,551)	(509,448)	(2,781,111)	(520,287)
Deferred and payable taxes	(398,194)	(240,393)	(407,985)	(241,778)

Total	1,928,258	2,884,309	1,956,297	2,903,965

Current	351,501	673,834	359,561	678,972
Noncurrent	1,576,757	2,210,475	1,596,736	2,224,993

Escrow deposits bounded to liabilities provisions are presented in deductible manner of those provisions (see Notes 19 and 21).

14. INVESTMENTS

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Equity evaluated by Earnings	3,951,475	3,994,870
Equity evaluated by Acquisition Cost (i)	3,703	3,703	5,203	3,703
Incentives Tax, net for losses provisions	130		130
Other Investments	23	23	41	41

Total	3,955,331	3,998,596	5,374	3,744

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	Investments stated at cost are represented by interests obtained by converting shares or capital quotas of tax incentives in regional FINOR/FINAN funds, Laws for Incentives for Information Technology Companies and Audiovisual Law. They are predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

Main data related to equity evaluated by patrimonial equivalence method are the following:

	On December 31, 2009 – COMPANY
			Number of shares (thousand)			Equity interest %
			shares		Quotas
Subsidiaries	Shareholders’ equity (unsecured liabilities)	Net income (loss) for the year	Common Shares	Preferred shares		Total Capital	Voting Capital
Brt Celular	2,926,231	(21,322)	4,473,443			100	100
BrTI	362,888	9,811	685,154			100	100
BrT CS	318,943	5,934			272,443,966	99.99	99.99
BrT Multimídia	305,679	7,352			399,253	90.46	90.46
VANT	(239)	(2,620)	141,511,999			99.99	99.99
BrT Call Center	19,635	545	11,270	22,370		99.99	99.99
BrT Card	8,135	19			7,499,999	99.99	99.99
iG Brasil	259,425	11,957	112,047,365			13.65	13.65
NTPA	3,461	425			32,645,507	99.99	99.99
NTIN	270	43	1,003			100	100

	On December 31, 2008 – COMPANY
			Number of shares (thousands)			Equity interest %
Subsidiaries	Shareholders’ equity	Net income (loss) for the year	Shares		Quotas	Total Capital	Voting Capital
			Common Shares	Preferred shares
Brt Celular	2,926,231	(147,946)	4,473,443			100	100
BrTI	332,993	(70,245)	685,154			100	100
BrT CS	266,307	106,666			272,443,966	99.99	99.99
BrT Multimídia	281,376	43,088			399,253	90.46	90.46
VANT	4,462	(3,257)	141,511,999			99.99	99.99
BrT Call Center	21,880	(5,119)	11,270	22,370		99.99	99.99
BrT Card	7,676	176			7,499,999	99.99	99.99
iG Brasil	240,709	34,503	112,047,365			13.65	13.65

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Equity in subsidiaries		Investment Value		Provision for Unsecured Liabilities
Subsidiaries	2009	2008	2009	2008	2009
Brt Celular	(147,946)	(125,952)	2,926,321	3,074,177
BrTI	29,895	(70,245)	362,888	332,993
BrT CS	52,636	106,666	318,943	266,307
BrT Multimídia	21,984	38,977	276,514	254,530
VANT (i)	(4,701)	(3,257)		4,462	(239)
BrT Call Center	(2,245)	(5,119)	19,635	21,880
BrT Card	459	6,421	8,135	32,845
iG Brasil	2,554	176	35,399	7,676
NTPA	694		3,460
NTIN	6		270

	(46,664)	(52,333)	3,951,475	3,994,870	(239)

(i)	As defined in Article. 12 of CVM Instruction no 247/1996, a provision is made in the current liabilities to cover the controlled uncovered liabilities.

15. PROPERTY, PLANT AND EQUIPMENT

	COMPANY
	Works in progress	Automatic switching equipment	Transmission equipment and Other (1)	Infrastructure	Buildings	Others Assets	Total
Cost of Property, plant and equipment (Gross Amount)
Balance at January 01, 2008	256,484	4,991,975	13,276,064	3,627,061	1,004,231	1,483,655	24,639,470
Additions	995,535	2,412	226,642	8,093	1,906	34,789	1,269,377
Write-offs	(38,644)	(4,614)	(110,299)	(20,834)	(1,714)	(27,727)	(203,832)
Transfers	(663,713)	77,431	407,177	86,219	4,364	44,370	(44,152)
Balance at December 31, 2008	549,662	5,067,204	13,799,584	3,700,539	1,008,787	1,535,087	25,660,863
Additions	451,730	984	85,805	1,943	775	18,759	559,996
Corporate Restructuring (i)		309,467	1,356,648	101,683	263,905	128,685	2,160,388
Write-offs	(5,354)	(6,514)	(181,239)	(19,542)	(177)	(26,321)	(239,147)
Transfers	(790,448)	48,018	408,326	122,978	16,591	55,703	(138,832)
Balance at December 31, 2009	205,590	5,419,159	15,469,124	3,907,601	1,289,881	1,711,913	28,003,268

Accumulated Depreciation
Balance at January 01, 2008		(4,858,151)	(11,133,301)	(2,484,735)	(550,245)	(1,202,784)	(20,229,216)
Depreciation Expenses		(62,493)	(819,750)	(224,983)	(29,385)	(110,648)	(1,247,259)
Write-offs		4,951	102,587	19,377	669	21,434	149,018
Transfers			1		(25)	(102)	(126)
Balance at December 31, 2008		(4,915,693)	(11,850,463)	(2,690,341)	(578,986)	(1,292,100)	(21,327,583)
Depreciation Expenses		(66,509)	(797,997)	(183,147)	(27,044)	(101,656)	(1,176,353)
Corporate Restructuring (i)		(29,432)	(129,026)	(9,758)	(20,472)	(58,636)	(247,324)
Write-offs		6,268	171,186	17,235	47	22,784	217,520
Transfers		21,740	15,350	(20,442)	(849)	(8,914)	6,885
Balance at December 31, 2009		(4,983,626)	(12,590,950)	(2,886,453)	(627,304)	(1,438,522)	(22,526,855)
Net Property, plant and equipment
Balance at January 01, 2008	256,484	133,824	2,142,763	1,142,326	453,986	280,871	4,410,254
Balance at December 31, 2008	549,662	151,511	1,949,121	1,010,198	429,801	242,987	4,333,280
Balance at December 31, 2009	205,590	435,533	2,878,174	1,021,148	662,577	273,391	5,476,413
Annual Rate of Depreciation (Average)		20.0%	18.4%	8.5%	4.6%	20.0%

(1)	The transmission equipment and other include transmission equipment and data communication.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	CONSOLIDATED
	Works in progress	Automatic switching equipment	Transmission equipment and Other (1)	Infrastructure	Buildings	Others Assets	Total
Cost of Property, plant and equipment (Gross Amount)
Balance at January 01, 2008	460,353	5,156,452	14,690,865	3,893,822	1,042,997	1,746,167	26,990,656
Additions	1,586,465	2,412	286,234	9,028	10,444	65,631	1,960,214
Write-offs	(41,951)	(4,614)	(110,684)	(21,176)	(1,758)	(29,641)	(209,824)
Transfers	(994,910)	148,854	593,369	113,961	4,420	57,086	(77,220)
Balance at December 31, 2008	1,009,957	5,303,104	15,459,784	3,995,635	1,056,103	1,839,243	28,663,826
Additions	1,000,926	984	120,390	3,138	3,588	27,867	1,156,893
Corporate Restructuring (i)		309,467	1,356,648	101,683	263,905	128,685	2,160,388
Write-offs	(7,775)	(11,750)	(331,167)	(20,621)	(177)	(31,028)	(402,518)
Transfers	(1,461,106)	114,296	765,722	172,405	16,728	77,233	(314,722)
Balance at December 31, 2009	542,002	5,716,101	17,371,377	4,252,240	1,340,147	2,042,000	31,263,867

Accumulated Depreciation
Balance at January 01, 2008		(4,929,268)	(11,880,114)	(2,582,885)	(565,291)	(1,342,664)	(21,300,222)
Depreciation Expenses		(103,591)	(1,081,424)	(251,787)	(34,184)	(147,526)	(1,618,512)
Write-offs		4,951	109,023	19,407	703	22,986	157,070
Transfers			369		(25)	(382)	(38)
Balance as of December 31, 2008		(5,027,908)	(12,852,146)	(2,815,265)	(598,797)	(1,467,586)	(22,761,702)
Depreciation Expenses		(117,261)	(1,086,011)	(213,906)	(31,070)	(144,734)	(1,592,982)
Corporate Restructuring (i)		(29,432)	(129,026)	(9,758)	(20,472)	(58,636)	(247,324)
Write-offs		10,599	270,568	17,377	47	26,242	324,833
Transfers		21,740	15,350	(20,443)	(848)	(9,086)	6,713
Balance at December 31, 2009		(5,142,262)	(13,781,265)	(3,041,995)	(651,140)	(1,653,800)	(24,270,462)
Net Property, plant and equipment
Balance at January 01, 2008	460,353	227,184	2,810,751	1,310,937	477,706	403,503	5,690,434
Balance as of December 31, 2008	1,009,957	275,196	2,607,638	1,180,370	457,306	371,657	5,902,124
Balance as of December 31, 2009	542,002	573,839	3,590,112	1,210,245	689,007	388,200	6,993,405
Annual Rate of Depreciation (Average)		20.0%	18.4%	8.5%	4.6%	20.0%

(1)	The transmission equipment and other include transmission equipment and data communication.

(i)	The corporate restructuring of the year ended on December 31, 2009 is represented, substantially, by the amount of goodwill paid on BrT Part´s control acquisition, founded in fixed asset increasing, in the original amount of R$2,105,290. The goodwill was recorded in the Company (parent company), by merger of Copart 2 and BrT Part, as disclosed in Note 1 (b), on July 31 and September 30, 2009, respectively, in the accounts representing the respective assets, net of amortization recognized in companies incorporated, in accordance with the Instruction CVM 319/1999.

Additional information

In accordance with ANATEL’s concession contracts, property, plant and equipment that belong to the Company that are considered essential to provide the services authorized in said contracts are considered revertible assets and are part of the respective concession’s cost. These assets will automatically revert to Anatel upon expiration of any concession contract that is not renewed.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

As of December 31, 2009, the residual balance of these escheatable assets was R$4,189,204 (2008 - R$3,001,610) and comprised the assets and installations forming part of the work in progress, switching and transmission equipment and terminals for public use, equipment that is part of the external network, electrical equipment and systems and operational support equipment.

Since September 30, 2009, the Company changed the useful life of property, plant and equipment, and is in accordance with the Evaluation Report, issued by an expert company, where are evident the acquired assets fair value, and the liabilities assumed in BrT Part control acquisition, causing effects in the BrT financial statements after October 1, 2009.

In December 2009, the appraisal report on economic useful life cycle of goods of the fixed assets was approved by the Board of the Company and its subsidiaries. The result of this evaluation caused effects on Company and its subsidiaries’ financial statements, since January 1, 2010.

SEGMENT	ECONOMIC USEFUL CYCLE (new)
BUILDING AND IMPROVEMENTS	37 years
MACHINERY AND EQUIPMENTS:
Switching, Transmission and Data – Frame	20 years
Switching, Transmission and Data – Other equips.	10 years
Infrastructure (Electric power and Climatization) – Towers	25 years
Infrastructure (Electric power and Climatization) – Other equipments	20 years
Infrastructure (Other segments)	VU original (from 0 to 25 years)
Cable	10 years
Programming/Software/Upgrades	VU original (5 years)

VU – Life cycle

In the year ended on December 31, 2009, financial charges and transaction costs to builds in progress were capitalized totaling R$27,700 by the Company and R$47,220 in consolidated statements.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

16. INTANGIBLE ASSETS

	COMPANY
	Goodwill	Intangible assets	Data processing systems	Others	Total
Cost of intangible assets (gross amount)
Balance at January 01, 2008	122,974	7,984	1,699,869	109,276	1,940,103
Additions		165,044	59	1,628	166,731
Write-off			(6,182)	(32,896)	(39,078)
Transfers		(164,953)	227,547	(11,702)	50,892
Balance at December 31, 2008	122,974	8,075	1,921,293	66,306	2,118,648
Additions		6,833	1,150	1,116	9,099
Corporate Restructuring (i)	9,391		148	3,738	13,277
Write-off			(448)		(448)
Transfers		35,797	121,304	(24,138)	132,963
Balance at December 31, 2009	132,365	50,705	2,043,447	47,022	2,273,539

Accumulated amortization
Balance at January 01, 2008	(88,402)		(1,214,829)	(52,871)	(1,356,102)
Amortization Expenses	(22,954)		(208,317)	(8,173)	(239,444)
Write-off			6,080	32,896	38,976
Transfers			(11,962)	12,087	125
Balance at December 31, 2008	(111,356)		(1,429,028)	(16,111)	(1,556,495)
Amortization Expenses			(182,661)	(5,936)	(188,597)
Corporate Restructuring(i)	(9,391)		(148)	(3,728)	(13,267)
Write-off			448		448
Transfers			(22,127)	15,243	(6,884)
Balance at December 31, 2009	(120,747)		(1,633,516)	(10,482)	(1,764,745)

Net intangible assets
Balance at January 01, 2008	34,572	7,984	485,040	56,405	584,001
Balance at December 31, 2008	11,618	8,075	492,265	50,245	562,203
Balance at December 31, 2009	11,618	50,705	409,931	36,540	508,794
Annual Rate of Amortization (Average)			20.0%	20.0%

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	CONSOLIDATED
	Goodwill	Intangible assets	Data processing systems	Regulatory licenses	Others	Total
Cost of intangible assets (gross amount)
Balance at January 01, 2008	498,813	9,565	2,174,233	387,871	106,396	3,176,878
Additions	16,254	264,861	6,654	489,985		777,754
Write-off	(19,078)		(6,182)		(76,288)	(101,548)
Transfers		(260,656)	349,893	6,148	(11,007)	84,378
Balance at December 31, 2008	495,989	13,770	2,524,598	884,004	19,101	3,937,462
Additions		6,833	2,699		1,798	11,330
Corporate Restructuring (i)	9,391		148		3,738	13,277
Write-off			(459)			(459)
Transfers	32,458	86,922	241,065	(153)	(23,947)	336,345
Balance at December 31, 2009	537,838	107,525	2,768,051	883,851	690	4,297,955

Accumulated amortization
Balance at January 01, 2008	(335,058)		(1,428,050)	(88,407)	(88,686)	(1,940,201)
Amortization Expenses	(101,016)		(308,985)	(50,506)	(5,880)	(466,387)
Write-off	18,941		6,080		76,287	101,308
Transfers			(12,050)		12,086	36
Balance at December 31, 2008	(417,133)		(1,743,005)	(138,913)	(6,193)	(2,305,244)
Amortization Expenses			(329,029)	(58,227)	(306)	(387,562)
Corporate Restructuring (i)	(9,391)		(148)		(3,728)	(13,267)
Write-off			10			10
Transfers	(26,507)		(3,121)		10,140	(19,488)
Balance at December 31, 2009	(453,031)		(2,075,293)	(197,140)	(87)	(2,725,551)

Net intangible assets
Balance at January 01, 2008	163,755	9,565	746,183	299,464	17,710	1,236,677
Balance at December 31, 2008	78,856	13,770	781,593	745,091	12,908	1,632,218
Balance at December 31, 2009	84,807	107,525	692,758	686,711	603	1,572,404
Annual Rate of Amortization (Average)			20.0%	6.70%	20.0%

Goodwill

The Company and its subsidiaries have goodwill in investments acquisition, founded in the expectation of future profitability, for the businesses acquired based on 10 years estimation made by expert companies.

In September 2009, the analysis of recoverable amounts (impairment test) of goodwill recorded at investments acquisition was done, being not disclosed losses, according chart below:

	Asset balance on 09/30/2009	Goodwill allocated to CGUs	Base for recoverable amount evaluation	Value in use
Cash Generating Unit (CGU)
Internet provider – Region II	74,063	73,143	147,206	849,384
Multimedia – Region II (*)	229,792	7,351	237,143
Other (*)	64,546	4,313	68,859
Total	368,401	84,807	453,208	849,384

(*)	The assessment was not performed due to the immateriality of goodwill value and absence of indicative loss of asset value.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Regulatory licenses

	CONSOLIDATED
	Start	Finish	Acquisition cost
Concession / Permit
Radio frequencies and SMP BrT Mobile Region 2 (2G)	12/18/2002	12/17/2017	191,502
Radio frequencies and SMP BrT Mobile Region 2 (2G)	05/03/2004	12/22/2017	28,624
Radio frequencies and SMP BrT Mobile Region 2 (3G)	04/29/2008	04/30/2023	488,235
Interests capitalized to BrT Celular permits			90,633
Other Licenses			84,857

Total			883,851

Other information

The appraisal report for evaluation of economic life cycle of items on the intangible assets was approved by the Company Board of Directors and its subsidiaries in December 2009. The result of this assessment has not promoted change in life cycle of items of intangible assets.

17. LOANS AND FINANCING

(Including Debentures)

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
Loans	484,354	660,726	210
Interests provisioned on loans	32,893	51,487	17
Financing	2,943,123	3,386,888	3,484,692	3,701,110
Interest provisioned on financings	53,566	89,134	71,964	93,685
Debentures	1,080,000	1,080,000	1,080,000	1,080,000
Interest provisioned on debentures	10,586	11,906	10,586	11,906
Commercial leasing	4,132	12,698	4,132	12,698
Interest provisioned on commercial leases	423	1,731	423	1,731
Transaction costs	(10,750)	(14,671)	(11,175)	(15,152)

Total	4,598,327	5,279,899	4,640,849	4,885,978

Current	1,502,029	1,468,344	1,003,352	760,627
Noncurrent	3,096,298	3,811,555	3,637,497	4,125,351

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Loans and financings per nature

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008	TIR	MATURITY DATE
BNDES	2,247,450	2,394,498	2,737,935	2,655,191
Local currency	2,209,761	2,303,552	2,700,246	2,564,245	11.7%	Feb/2011 to Dec/2018
Currency basket, including dollar	37,689	90,946	37,689	90,946	2.6%	Apr/2011
Financial institutions	550,377	858,213	619,860	916,293
Local currency	56,927	67,968	126,410	126,049	5.9%	Apr/2011 à Dec/2033
Foreign currency	493,450	790,245	493,450	790,244	1.0%	Jul/2010 à Feb/2014
Mutual with subsidiary – local currency	517,248	712,213	227		12.9%
Public debentures	1,090,586	1,091,906	1,090,586	1,091,906	13.3%	Jun/2013
Derivative financial instruments	198,280	222,073	198,280	222,073		Mar/2011
Trade accounts payable – foreign currency	581	1,238	581	1,238	1.0%	Feb/2014
Commercial leasing	4,555	14,429	4,555	14,429	11.3%	Oct/2010

Subtotal	4,609,077	5,294,570	4,652,024	4,901,130

Transaction costs	(10,750)	(14,671)	(11,175)	(15,152)

Total	4,598,327	5,279,899	4,640,849	4,885,978

Transaction Costs per Nature

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
BNDES
Local currency	426	521	851	1,002
Financial institutions
Foreign currency	8,302	11,550	8,302	11,550
Public debentures	2,022	2,600	2,022	2,600

Total	10,750	14,671	11,175	15,152

Current	3,922	3,922	3,977	3,977
Noncurrent	6,828	10,749	7,198	11,175

In December 2009, the Company and its subsidiary BrT Celular closed a financing contract with the BNDES (National Economical and Social Development Bank), totaling R$1,389 million, to finance the expansion and improvement of network quality and the accomplishment of regulatory obligations, scheduled for the period 2009 to 2011. This contract is divided in two sub-loans: (i) sub-loan A, bearing TJLP (long-term interest rate) plus 3.95% p.a.; and (ii) sub-loan B, fixed remuneration in 4.50% p.a. A disbursement in R$300 million was done in December 2009, related to this financing contract. The financial charges are due on a three-month basis until December 2011, becoming monthly for the period January 2012 to December 2018. The principal is payable in 84 monthly installments, from January 2012 to December 2018.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In February 2008, BrT Celular closed a financing contract totaling R$259 million with the BNDES, with effective disbursement of R$259 million destined for the adequacy of mobile telecommunications network and growth in traffic, with the implementation of new services to improve the quality of service to customers. The average cost of this facility is remunerated at the variation of TJLP, plus an interest of 3.52% p.a. The financial charges are due on a three-monthly basis, until September 2010, becoming monthly from October 2010 to September 2017. The principal is payable in 84 monthly installments, from October 2010 to September 15, 2017.

In November 2006, BrT requested a financing at BNDES totaling R$2,004 million, with effective disbursement of R$2,055 million, remunerated at TJLP plus 4.3% p.a. The financial charges are due on a quarterly basis, until May 2009, becoming monthly for the period June 2009 to May 2014. The principal is payable in 60 monthly installments, as from June 2009, overdoing the last one on May 15, 2014.

Also in November 2006, BrT contracted a financing with the BNDES of R$100 million, with effective disbursement of R$55 million, remunerated at TJLP plus 2.3% p.a. The principal is payable in 60 monthly installments, as from June 2009, overdoing the last one on May 15, 2014.

Public Debentures:

Fourth public issue: On June 1, 2006, BrT performed its fourth public issue in 108,000 debentures not convertible in shares and with no covenant clause, in unitary nominal amount of R$10.00, in total of R$1,080,000. The payment will be in seven years, finishing in June 1, 2013. The payments corresponds to DI Rate capitalized in spread of 3.5% p.a. and payment periodicity is half-yearly. The amortization, which should contemplate indistinctly all debentures, shall be annually from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of unitary nominal value, respectively. On the balance sheet date, there were no debentures of this emission in treasury.

Commercial leasing

The liabilities resulting from financial leasing contracts have payment periods of 36 months and are recorded by their present value. The financial charges, which refer substantially to the variations in the CDI rate, are recorded in the net income over the leasing period.

The current value of future minimum payments is distributed as follows:

	COMPANY AND CONSOLIDATED
	2009	2008
Less than one year	4,555	10,674
More than one and less than five years		3,755

Total	4,555	14,429

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Repayment schedule

The repayment of long-term debt has been scheduled as follows:

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
2010		842,962		858,779
2011	904,950	880,806	948,631	924,443
2012	802,508	728,078	878,904	771,715
2013	803,554	729,013	879,950	772,650
2014	537,711	623,532	611,907	664,969
2015 onwards	47,575	7,164	318,105	132,795

Total	3,096,298	3,811,555	3,637,497	4,125,351

Debt composition by currency / index

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
TJLP	2,190,330	2,303,552	2,675,114	2,564,245
CDI	1,612,388	1,818,549	1,095,367	1,106,336
US Dollars	371,371	509,490	371,371	509,490
Yen	122,659	281,992	122,659	281,992
Derivative financial instruments	198,280	222,073	198,280	222,073
UMBNDES – Currency basket of BNDES	37,689	90,946	37,689	90,946
INPC	7,341	7,321	45,782	31,607
Pre-fixed rate	69,019	60,647	105,762	94,441
Funding costs	(10,750)	(14,671)	(11,175)	(15,152)

Total	4,598,327	5,279,899	4,640,849	4,885,978

The transaction costs will be incorporated to the results of subsequent fiscal years, as follows:

Transaction costs merger to result timeline

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
2010		3,922		3,977
2011	2,609	2,609	2,664	2,664
2012	2,171	2,171	2,226	2,226
2013	1,883	1,883	1,937	1,937
2014	165	164	220	220
2015			55	55
2016 onwards			96	96

Total	6,828	10,749	7,198	11,175

Guarantees

The BNDES financing contracts have warranty in receivables from the Company and its subsidiary BrT Celular, and surety from parent company, totaling R$2,726,734.

Certain BrT and BrT Celular loans and financing obtained were collateralized by receivables from the provision of fixed telephony services and the endorsement of BrT and BrT Part. After the merger of BrT Part by the Company, the sureties and guarantees rendered by firm were replaced, by creditors’ approval, by TNL sureties and guarantees. The TNL’s surety and guarantees rendering was duly approved by the Company´s Board of Directors.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The public debentures had unsecured guarantees, through a surety granted by BrT Part. Under the indenture, as guarantor and jointly liable party, BrT Part committed to guarantee and pay all the obligations assumed by the subsidiaries with the debenture holders. After BrT Part merger by BrT, the debenture holders of 5th issue approved the replacement of BrT Part guarantor by TNL, totaling R$1,080,000. The TNL’s guarantee rendering was duly approved by the Company’s Board of Directors.

“Covenants”

The financing agreements with BNDES and other financial institutions and Debentures from the Company and BrT Celular issues demand the accomplishment of financial indexes.

In November 2009, the financing agreements with BNDES, from the Company and BrT Celular were added, and, currently the covenants evolution for agreements occur half-yearly, in June and December using for calculation the TNL consolidated numbers. On December 31, 2009, all indexes for agreements done with BNDES were accomplished.

On December 31, 2009, the Company failed to comply with the determined EBITDA/Financial Expenses and Debt/EBITDA indexes, defined in agreement with JBIC and in Debenture of fifth issue. However, JBIC waived their related rights of December 31, 2009. On March 11, 2010, Fifth issue debentureholders approved the non-applicability of indexes above referred up to June 2010, inclusive.

BrT estimates that, on March 31, 2010, the covenant from “Interests Coverage” and “Debt Coverage” will not be accomplished; defined in agreement between BrT and JBIC. As a result, the company already started the process to request to JBIC renounce this right, for this period. However, there is no guarantee of success for this request. At the end of the fiscal year 2009 the value of this long-term debt was transferred to the Floating, totaling R$40,575.

18. PERMITS AND CONCESSIONS PAYABLE

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Mobile Personal Service (i)			702,000	707,999
STFC Concessions		65,578		65,578
Other Permits (ii)			7,088	10,082

Total		65,578	709,088	783,659

Current		65,578	99,240	160,074
Noncurrent			609,848	623,585

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	The permits of the Personal Mobile Service are represented by agreements entered into by BrT Celular with ANATEL in 2002 and 2004, totaling R$220,119, to exploit SMP services during a fifteen-year period in the same area where BrT has a concession for fixed telephony. Of the amount contracted, 10% was paid on the execution date and the remaining balance was fully recognized in the subsidiary’s liabilities, to be paid in equal, consecutive annual installments, with maturities scheduled from 2009 to 2010 (two installments) and from 2010 to 2012 (three installments), depending on the fiscal years the agreements were executed. The debit balance is adjusted by the variation of IGP-DI, plus 1% per month. The adjusted balance of these permits is R$114,629 (2008 – R$199,110).

On April 29, 2008, BrT Celular obtained new permits for exploitation of the 3G network, totaling R$488,235, paying on the execution date 10% of the total amount, and the remaining debit balance payable from 2010 to 2015 (in six installments). The debit balance is adjusted by the Telecommunications Services Índex (IST), plus 1% per month. The adjusted balance of these 3G network permits is R$587,341 (2008 – R$508,889).

(ii)	The amount of other licenses belongs to BrT Multimídia and relates to the usage rights of radiofrequency blocks associated to the exploitation of multimedia communication services. Contracted amount was R$9,110 and on this obligation occur IGP-DI floating plus 1% per month. The balance of this obligation finishing will occur in three yearly installments, equal and successive, always in May.

19. DEFERRED AND PAYABLE TAXES

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2008
ICMS	469,015	477,756	540,384	555,137
ICMS Agreement 69/1998	3,345	213	3,566	213
PIS and COFINS	253,348	262,955	303,987	301,323
Federal income tax payable		21,731	20,570	24,835
Social contribution payable	10,826	5,190	17,978	6,423
Deferred Income tax and Social contribution – Law 8,200/1991	6,503	6,871	6,503	6,871
Others	40,561	39,539	72,425	65,177

Total	783,598	814,255	965,413	959,979

Current	550,164	582,205	691,861	700,019
Noncurrent	233,434	232,050	273,552	259,960

The taxes are presented net of judicial deposits of R$407,985 (2008 – R$241,778) in consolidated.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

20. TAX FINANCING PROGRAM

Tax installment established by Law 11,941 /2009

The Company and some of its subsidiaries contracted the New Financing Program of Federal Tax Debts, regulated by the Law 11,941/2009, including debts with the National Treasury and the INSS due until November 30, 2008.

In accordance with the provisions of Article 1, V, §9 of the referred Law, the companies must maintain regular payments of the new installments which may be excluded from the program if three of them are opened, consecutive or not, or of an installment, if all the others were already paid.

The refinancing was agreed upon in 180 months. In accordance with the referred Law, the companies which contracted the program have to make the minimum monthly payment, once the definitive amount will only be obtained after the debts consolidation by RFB. With the adhesion, the judicial deposits related to the processes transferred to the new program will be converted, according to the applicable law, as income for the Brazilian Government.

The Company and iG Brasil transferred the balances of previous special installments (REFIS and PAES). For this, according to the Law 11941/2009, the companies resettle the respective debts in the amounts referring to the prior moment to the old installments, and, subsequently, they applied the reducers defined in the new law.

In function of the New Financing Program, R$350,729 were recorded in BrT and R$380,412 in the consolidated, from which R$255,992 (BrT) and R$292,731 (consolidated) had already been accrued in the previous programs (REFIS and PAES), in “Taxes to pay” and in “Reserve for contingent liabilities”.

The adhesion to the new program generated impact on the year result, due to: (a) PIS and COFINS expenses, recorded in “Other operational expenses – Taxes”, in the amounts of R$60 in BrT and R$1,139 in the consolidated; (b) IR/CSLL expenses, recorded in “Income Tax and Social Contribution”, in the amounts of R$83,369 in BrT and R$84,754 in the consolidated; and (c) other taxes recorded in “Other operational expenses – Taxes”, in the amounts of R$9,965 in BrT and R$10,676 in the consolidated. The arrears fines were recorded as “Other operational expenses – Expenses with fines”, in the amounts of R$58,801 in BrT and R$63,607 in the consolidated. The debts inflation adjustment was recorded in “Financial expenses – Interest and monetary variation on other liabilities”, in the amounts of R$44,027 in BrT and R$45,977 in the consolidated. Due to the fiscal benefit of fine and interest reduction, the fines were recorded under “Other operation incomes – Recovered expenses”, in the amounts of R$35,263 in BrT and R$38,078 in the consolidated, and the interests were recorded under “Financial Revenues – Others”, in the amounts of R$19,114 in BrT and R$20,509 in the consolidated.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The amounts scheduled under the refinancing program are as follows:

	COMPANY		CONSOLIDATED
	2009	Reclassified 2008	2009	Reclassified 2009
REFIS II – PAES	4,322	4,381	4,322	5,147
Tax Installment of Law 11,941/2009	350,729		380,412

Total	355,051	4,381	384,734	5,147

Current	27,704	4,381	29,683	4,434
Noncurrent	327,347		355,051	713

A breakdown of the refinancing program amounts, showing principal, fines and interest, is presented below:

	CONSOLIDATED
	Principal	Fines	Interest	2009 Total	2008 Total
COFINS	165,090	13,566	24,891	203,547	269
CPMF	175	67	190	432
Income Tax	67,881	5,445	15,395	88,721	370
Social Contribution	17,108	1,812	4,921	23,841	63
INSS – SAT	7,197	1,850	11,363	20,410
PIS	38,173	2,825	6,223	47,221	4,445
Others	343	27	192	562

Total	295,967	25,592	63,175	384,734	5,147

21. RESERVE FOR CONTINGENT LIABILITIES

Breakdown of the carrying amount

		COMPANY		CONSOLIDATED
	Type	2009	2008	2009	2008
	Labor
(i)	Overtime	178,277	88,139	180,935	90,466
(ii)	Salary differences/Equalization of salary scales	115,728	50,738	118,309	54,238
(iii)	Hazardous work conditions	101,679	45,158	104,323	47,239
(iv)	Claims by outsourced personnel	77,968	43,617	78,628	44,267
(v)	Stability / Reintegration	75,517	41,607	75,666	41,965
(vi)	Contractual Rescissions	46,771	43,454	50,837	46,825
(vii)	Indemnities	46,493	19,376	49,291	19,902
(viii)	Additional post-retirement benefits	40,246	26,706	40,250	26,706
(ix)	FGTS (***)	30,241	18,005	30,316	18,017
(x)	Labor fines	3,952	1,912	4,050	1,963
(xi)	Fees for legal counsel and expert opinions	2,176	1,570	2,516	1,570
(xii)	Employment relationship	1,769	1,027	2,027	1,249
(xiii)	Other Claims	56,033	32,423	56,502	32,293

	Subtotal	776,850	413,732	793,650	426,700

	Bounded judicial deposits	(378,218)	(207,503)	(384,950)	(213,028)

	Total	398,632	206,229	408,700	213,672

	Tax
(i)	ICMS	448,357	165,063	470,215	3,411
	ISS	1,312	5,112	9,595	183,605
(ii)	FUST			3,801	500
(ii)	INSS (Joint responsibility, fees and indemnification amounts)	280	26,485	280	29,180
	ILL		500		5,436

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(iii)	Other Claims	1,453	45,579	2,690	47,734
	Subtotal	451,402	242,739	486,581	269,866
	Bounded judicial deposits	(22,076)	(21,069)	(23,403)	(21,753)
	Total	429,326	221,670	463,178	248,113

	Civil
(i)	Corporate Law	2,664,933	310,038	2,664,933	310,038
(ii)	Anatel estimates	135,166	75,870	138,987	76,197
(iii)	Small claims courts	75,479	13,731	90,449	13,980
(iv)	Anatel fines	59,147	67,911	62,261	72,940
(v)	Other Claims	405,312	259,282	417,745	279,243

	Subtotal	3,340,037	726,832	3,374,375	752,398

	Bounded judicial deposits	(2,366,257)	(280,876)	(2,372,758)	(285,506)

	Total	973,780	445,956	1,001,617	466,892

	Total reserve, net of judicial deposits	1,801,738	873,855	1,873,495	928,677
	Current	406,893	199,565	433,390	218,297
	Noncurrent	1,394,845	674,290	1,440,105	710,380

Breakdown of the claims according to level of risk (consolidated)

	CONSOLIDATED
	2009
Risk	Labor	Tax	Civil	Total
Probable (i)	408,700	463,178	1,001,617	1,873,495
Possible	1,128,980	1,778,465	1,256,930	4,164,375
Remote	487,896	933,430	999,709	2,421,035

Total	2,025,576	3,175,073	3,258,256	8,458,905

(i)	Net of judicial deposits

	CONSOLIDATED
	2008
Risk	Labor	Tax	Civil	Total
Probable (i)	213,672	248,113	466,892	928,677
Possible	632,838	1,672,260	1,220,372	3,525,470
Remote	413,913	2,316,591	913,105	3,643,609

Total	1,260,423	4,236,964	2,600,369	8,097,756

(i)	Net of judicial deposits

Summary of the changes in the balances of the reserve for contingent liabilities:

	COMPANY
	Labor	Tax	Civil	Total
Provisions as of 12/31/08	413,732	242,739	726,832	1,383,303
Changes through income (loss)	455,333	304,782	2,756,307	3,516,422
Monetary correction	74,564	67,724	57,508	199,796
Additions, net of reversals	380,769	237,058	2,698,799	3,316,626
Increase per Merger of BrT Part	223	3,306	142	3,671
Payments	(92,438)	(99,425)	(143,244)	(335,107)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Subtotal I (Provisions) on December 31, 2009	776,850	451,402	3,340,037	4,568,289
Bounded judicial deposits as of December 31, 2008	(207,503)	(21,069)	(280,876)	(509,448)
Other variations of judicial deposits	(170,715)	(1,007)	(2,085,381)	(2,257,103)
Subtotal II (Judicial Deposits) as of December 31, 2009	(378,218)	(22,076)	(2,366,257)	(2,766,551)
Balance as of December 31, 2009, less judicial deposits	398,632	429,326	973,780	1,801,738

	CONSOLIDATED
	Labor	Tax	Civil	Total
Provisions as of December 31, 2008	426,700	269,866	752,398	1,448,964
Changes through income (loss)	461,706	312,984	2,775,521	3,550,211
Monetary correction	76,393	73,223	60,889	210,505
Additions, net of reversals	385,313	239,761	2,714,632	3,339,706
Increase per Merger of BrT Part	223	3,306	142	3,671
Payments	(94,979)	(99,575)	(153,686)	(348,240)
Subtotal I (Provisions) as of December 31, 2009	793,650	486,581	3,374,375	4,654,606
Bounded judicial deposits as of December 31, 2008	(213,028)	(21,753)	(285,506)	(520,287)
Other variations of judicial deposits	(171,922)	(1,650)	(2,087,252)	(2,260,824)
Subtotal II (judicial deposits)	(384,950)	(23,403)	(2,372,758)	(2,781,111)
Balance as of December 31, 2009, less judicial deposits	408,700	463,178	1,001,617	1,873,495

From total additions, net of reversals, R$3,316,626 refers to the Company and R$3,339,706 to the consolidated.

Summary of Main Effects linked to Constituted Provisions

Labor

(i)	Overtime – refers to the claim for payment of salary and premiums increased by alleged overtime hours;

(ii)	Salary Differences and Repercussion – refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(iii)	Hazardous work conditions – refer to claims for hazardous duty premium, based on Law 7369/1985, regulated by Decree 93412/1986, due to the alleged risk related to employees’ contact with the electric power system, health hazard premium, stand-by hours and transfer premium;

(iv)	Joint liability – refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with these personnel’s labor rights by their direct employers;

(v)	Job reinstatement – claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(vi)	Contractual Rescissions – refer to the funds allegedly unaccomplished in the contractual termination or their differences;

(vii)	Indemnities – refer to values allegedly arising from labor accident, leased vehicles, work disease, damage and provisory stability;

(viii)	Additional post-retirement benefits – Differences allegedly due in benefit wage related to contractual rescissions;

(ix)	Supplement to FGTS (severance pay fund) fine arising from understated inflation – refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

BrT filed a court action against Caixa Economica Federal in order to ensure the compensation of all values that are paid to this title;

(x)	Labor fines – These are fines provided for under the Labor Laws in the event of non or late payment of labor-related items;

(xi)	Fees for legal counsel and expert opinions – Refers to disbursements paid to lawyers in the cases that they sponsor the claimants, as well as to experts appointed by the court, when it is necessary for the instruction procedural, of technical expert evidence;

(xii)	Employment relationship – These are claims by former employees of contractors, attempting to establish a direct employment link with the Company, on the grounds of unlawful outsourcing and/or elements of a connection, such as direct subordination; and

(xiii)	Other claims – Refers to a variety of issues, relating to additional payment for time of service, profit sharing, allowance for travel, among others.

After the acquisition of the Company’s control by Telemar, on January 8, 2009, the Company changed its criterion to determine the likelihood of a probable unfavorable outcome in labor contingencies to align it the criterion used by Telemar, which takes into consideration the merits of the ongoing contingencies. As a result of these amendments, the Company increased the provision for labor processes in R$334,136 (R$220,529, net of fiscal effects) in the year ended on December 31, 2009.

Tax

(i)	State Taxes – claim for payment of ICMS (State VAT) on transactions which, in the Company’s view, are not subject to this tax, and discussions regarding ICMS credits taken by the Company, the validity or legality of which is being questioned by the State Tax Authorities. The current management’s and its current legal counsel’s assessment of discussions on ICMS credits taken by the Company, whose validity or legality is challenged by state tax authorities, changed the contingent risk estimated to probable. This estimate change generated an increase in provisions for tax contingencies around R$345,214. In the accumulated outcome until the closure of year the effect was of R$227,841, net of tax effects.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(ii)	Federal Tax – a range of assessments looking for federal taxes and contributions about qualified facts in form allegedly inadequate by the Company or on differences in settlement and calculations of these taxes. The balance decrease totaling R$26,205 occurred in the light of adhesion to the new program Law 11,941/2009, migrating from taxes that were endowed; and

(iii)	Other Claims – The balances submitted at yearend of 2009, substantially reduced, compared to 2008, depending on the adhesion to new program Law 11,941/2009, migrating taxes which were conservatively endowed.

Civil

(i)	Corporate – CRT – Financial Participation Agreements – the financial participation agreements were governed by Administrative Acts No. 415/1972, 1,181/1974, 1,361/1976, 881/1990, 86/1991 and 1,028/1996. The subscriber held a financial interest in the concessionaire, paying a certain amount which was initially recorded as fund to be capitalized and, later, after the Shareholders’ Meeting approved the increase in capital, was recorded as shareholders’ equity, generating the issuance of shares. The lawsuits filed against CRT, a company that was merged with and into the Company, challenge the manner in which shares were granted to the subscribers based on the abovementioned financial participation agreements.

The Company provisioned for risks involving losses related to these lawsuits, considering certain legal doctrines. Throughout the first half of 2009, court rulings led the Company to review the estimates of provisioned amounts and probability of loss attributed to these lawsuits. The Company, respecting the characteristics of each decision and based on the evaluation of its internal and external legal counsel, changed its assessment from possible loss to probable loss. In the first half of 2009, the Company made additional provisions in a total amount of R$1,153,456, net of tax effects, with an impact of R$761,281 in net income and shareholders’ equity. As described in Note 1 (c), the Company’s Management, with the assistance of its internal and external legal advisors, reviewed the process it uses to assess provisions for contingencies in connection with the financial participation agreements. This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. The information used to implement the abovementioned improvements were available as of the date of the calculation of the estimates for the first half of 2009, but had not been considered when calculating the estimate of probable loss. As a result,, the provision was increased in R$2,325,578 during the year 2009, (R$1,534,882, net of tax effects). On December 31, 2009, provisions for civil contingencies related to claims related to rights of holders of financial participation agreements amounted to a total of R$2,664,932. These proceedings are being heard in lower, appellate and supreme courts. The Company and its subsidiaries disclosed, through the Material Fact published on January 14, 2010, a

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

total adjustment amounting to R$2,535 million for civil contingencies related to claims related to rights of holders of financial participation agreements. The amount then disclosed was not fully recorded, being the amount of R$2,325 million the gross total adjustment recorded in 2009.

(ii)	ANATEL estimates – These largely relate to alleged non-compliance with PGMU (General Plan for Universal Access Targets) and PGMQ (General Plan of Quality Targets) obligations.

(iii)	Small claims courts – Issues raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(iv)	ANATEL Fines – Refers, substantially, to provisions for fines arise from failures to meet quality targets under the terms of the PGMQ – General Plan of Quality Targets and RIQ – Quality Indicators Regulation.

(v)	Other claims – Refer to a large number of ongoing contingencies covering contract rescissions; indemnities of ex-suppliers and contractors, basically, by virtue of litigation where company equipment suppliers proposed against the Company, revision of contractual conditions due to stabilization of economic plans; as well as queries where main contents refer to economic plans, disputes whose main natures are related to contractual breaches, by which Management and its legal advisers attribute loss profit prognoses, among other.

Possible risk contingencies (not provided for)

The Company and its subsidiaries also have a number of proceedings in which the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no reserve for contingent liabilities have been made.

According to the Company´s management opinion, based on its legal advisers, the main contingencies classified with possible loss expectation are summarized below:

Labor

Refer to issues of diverse complaint applications relating to differences in wages, overtime, hazard pay and risk goodwill, joint liability, among others in the approximate value of R$1,128,980 (2008 – R$632,838).

Tax

The main existing judicial actions are represented by the following objects:

(i)	ICMS – Diverse assessments of ICMS tax, highlighted among them by two main effects: ICMS collection on certain revenue from services already taxed by ISS or which does not constitute the basis for calculating ICMS, and the employment of credits on acquisition of goods and other supplies, in the approximate amount of R$708,944 (2008 -R$855,630);

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(ii)

ISS – alleged incidence on communication secondary services and discussion on the services framework taxed by municipalities in the List of Supplementary Law no 116/2003, amounting to R$282,211 (2008 – R$179,301);

(iii)	INSS – assessments focusing on addition of items in contribution wage allegedly due by the Company, in the approximate amount of R$285,871 (2008 -R$274,133); and

(iv)	Federal Taxes – several tax notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. The approximate amount is R$501,439 (2008 – R$487,856).

Civil

The main existing judicial actions are represented by the following objects:

(i)	Retributions arising from PCT – Telephony Community Program; the plaintiffs seek for retribution related to contracts arising out of PCT. Such cases are in various stages: 1st Degree, Court of Justice and Superior Court of Justice; in the approximate amount of R$595,203 (2008 – R$607,597).

(ii)	Lawsuits with no binding court decision, whose main effects are associated to questions in relation to network expansion plans, indemnities by immaterial and material damage, collection proceedings, and tendering processes, among others. These questions involve approximately R$661,727 (2008 – R$943,150).

Letters of guarantee

As regards contingent liabilities, the Company has letters of guarantee granted by financial institutions, as supplementary collateral for contingencies in provisional execution to ensure the performance of concession commitments related to licenses granted by ANATEL. The total value of securities contracted by the Company and existing on the closing date of the year corresponds to R$2,339,509 (2008 – R$2,351,546) and R$2,356,120 (2008 – R$2,569,471) concerning the consolidated. The commission charges on these contracts are based on market rates.

a. Contingent Assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

PIS/COFINS (Taxes on revenue): tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax basis. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Plan, merged into the Company in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable by the Company’s legal counsel. The amount attributed to these lawsuits, representing unrecognized contingent assets, was R$18,533 (2008 - R$18,367) and R$19,015 (2008 - R$18,843) for consolidated.

22. SHAREHOLDERS´ EQUITY

(a) Capital

The capital of the Company, which is fully subscribed and paid up, amounts to R$3,731,059 (2008 - R$3,470,758), and is represented by the following shares with nominal value:

Types of Shares	Total Shares		Treasury shares		Shares Outstanding
	2009	2008	2009	2008	2009	2008
Common shares	203,423,176	249,597,049			203,423,176	249,597,049
Preferred shares	399,597,370	311,353,240	13,231,556	13,451,400	386,365,814	297,901,840

Total	603,020,546	560,950,289	13,231,556	13,451,400	589,788,990	547,498,889

	2009	2008
Equity Value per Share Outstanding (R$)	18.81	11.40

The preferred shares held in treasury are excluded from the determination of the book value.

The Company is authorized to increase its capital through the Board of Directors, until the limit of 800,000,000 (eight hundred million) of common or preferred shares, with no obligation to maintain the proportion between them, observing the legal limit of 2/3 for the issuance of preferred shares without voting rights.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased through capitalization of retained earnings or reserves previously allocated for this purpose by the Shareholders' Meeting. Under these conditions, the capitalization may be performed without changing the amount of shares.

Capital is represented by common and preferred shares, with no nominal value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

Through deliberation of the General Meeting or of the Board of Directors, the preemptive rights can be excluded for the issuing of shares, subscription bonus or debentures convertible into shares, in the cases provided for in Article 172 of the Brazilian Corporate Law.

The preferred shares have no right to vote, except in the cases of paragraphs 1 to 3 of Article 12 of the by-laws, having ensured priority in receiving the minimum and non cumulative dividend of 6% p.a., calculated on the amount resulting from the division of the capital by the total number of shares, or of 3% p.a., calculated on the amount resulting from the division of the net shareholders’ accounting equity by the total number of shares, whichever is higher.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b) Treasury Shares

The treasury shares derive from Stock Repurchase Programs carried out from 2002 to 2004. On September 13, 2004, a material event notice was disclosed on the last proposal approved by the Company’s Board of Directors for repurchase of preferred and common shares issued by the Company to be held in treasury, cancelled, or subsequently sold.

The number of treasury shares is as follows:

	2009
	Preferred shares	Amount(1)
Balance as of December 31, 2008	13,451,400	152,129
Shares sold	(219,844)	(2,487)
Balance as of December 31, 2009	13,231,556	149,642

(1)	Equals the cost of the shares sold.

History cost of the purchase of treasury shares in (R$ per share)	2009	2008
Weighted average cost	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

Unit cost considers all stock repurchase programs.

Shares were sold in the year to comply with a Management and Employee Stock Option Program, whose amount was R$3,572 and represented a net gain of R$1,085, which was recorded in a capital reserve.

Market Value of Treasury Shares

The market value of the treasury shares at balance sheet date was as follows:

	2009	2008
Shares amount in treasury	13,231,556	13,451,400
Quotation per share on BOVESPA (R$)	16.75	13.64
Market value	221,629	183,477

The table below shows the deduction of the amount of treasury shares from the reserves used in the buyback:

	Share subscription goodwill		Other capital reserves
	2009	2008	2009	2008
Accounting Balance of Reserves	458,684	458,684	126,372	125,287
Treasury shares	(99,822)	(99,822)	(49,820)	(52,307)
Balance, net of treasury shares	358,862	358,862	76,552	72,980

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(c) Capital Reserves

Capital reserves are recognized pursuant to the following practices:

Goodwill Reserve for Share Subscription: results from the difference between the amount paid on subscription and the amount allocated to capital.

Special goodwill reserve for Merger: represents the net amount of the counterpart of the premium amount recorded in the asset, pursuant to provisions of CVM Instruction 319/1999. The reserve can be capitalized insofar the premium originating it is amortized, in benefit of all shareholders.

Donations and subsidies for capital expenditure reserve: constituted due to donations and subventions received before the beginning of the year of 2008, and which contra entry represents an asset received by the Company.

Reserve for Special Tax Refinancing Program of Law 8,200/1991: constituted due to the special tax refinancing program of the permanent asset and which purpose was to compensate distortions of tax refinancing program indexes prior to 1991.

Reserve for Stock Options: account constituted due to share options, granted and acknowledged according to payment plans based on shares and liquidated with net equity instruments.

Interest on works in progress: consist of the counterpart of interest on works in progress incurred up to December 31, 1998 and the funds invested in income tax incentives prior to the beginning of 2008.

Other Capital Reserves: consist of the counterpart of interest on works in progress incurred up to December 31, 1998 and the funds invested in income tax incentives prior to the beginning of 2008.

(d) Earnings reserves

Earnings reserves are recognized pursuant to the following practices:

Legal Reserve: allocation of 5% of the annual profit until the limit of 20% of the realized capital. This allocation is optional in the event that the sum of the legal reserve plus the capital reserves exceeds the capital by 30%. This reserve is only used for increasing capital or offsetting losses.

Capital Expenditure Reserve: formed by the profit balances of the year, adjusted pursuant to Article 202 of Law 6404/1976, and allocated after the payment of dividends. The profit balances of years that contribute to the formation of this reserve were integrally allocated as retained profits by the respective shareholders general meetings, in view of the investment budget of the Company and pursuant to Article 196 of Brazilian Corporate Law. Until the closure of the year of 2007, the income retention for investments remained in the account of retained earnings, in line with Article 8 of CVM Instruction 59 /1986. With the enforcement of Law 11,638/2007, which determines that there should not be balance in the account of retained earnings at yearend, the mentioned income retention became part of this reservation for investments.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(e) Dividends and interest on capital

Dividends are calculated at yearend, pursuant to the Company’s by-laws and the Brazilian Corporate Law. Minimum mandatory dividends are calculated pursuant to Article 202 of Law 6404/1976, and the preferential or priority dividends are calculated pursuant to the provisions of the Company bylaws.

Through deliberation of the Board of Directors, the Company can pay or credit, as dividends, interest on its shareholders’ capital pursuant to art 9, paragraph 7, of Law 9, 249/1995. The paid or credited interests shall be offset with the amount of the mandatory minimum annual dividend, pursuant to Article 43 of the bylaws.

On December 31, 2009, the Company verified a loss in the year of R$1,142,689 and an accumulated loss of R$1,048,421 after considering the prescription of dividends and interest on its equity capital in the year of 2009 of R$11,501, changes in equity of the merger of Brt Part of R$82,637, and the plan of share options of R$130. According to the proposal of the Company´s management, subject to the approval of the General Meeting, the balance of accumulated losses was presented absorbed by the legal reserve totaling R$17,119 and by the investments reserve, totaling R$1,031,302.

Mandatory Minimum Dividends calculated pursuant to Article 202 of Law 6, 404/1976

	2009	2008
Net income (loss) for the year		1,029,816
Appropriation to the Legal Reserve		(51,491)
Adjusted Net income		978,325

Mandatory Dividends (25% of the Adjusted Net income)		244,581

Dividends and interest on capital – Interest on capital credited

The Company credited Interest on the Equity Capital to their shareholders during the year of 2008, according to the share position at the date of each executed credit. At the date of the year closure, the credited interest on capital, net of withholding tax, were imputed to the dividends, and is part of the proposal for the allocation of profits approved by the General Meeting of shareholders.

	2009	2008
Credited interest on capital		324,300
IRRF – Withholding Tax		(48,645)
Net interest on capital		275,655
Provided Dividends, in Complement to interest on capital
Total Shareholders Remuneration		275,655
Common shares		125,688
Preferred shares		149,967

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Total Remuneration per Share (in reais)

	2009	2008
Common shares		0.503565
Preferred shares		0.503410
Total shares		0.503480

23. RISK ANALYSIS AND FINANCIAL INSTRUMENTS

Financial Risk Management

The Company´s activities expose it to several financial risks, such as: market risk (including currency risk, interest rate risk on fair value, interest rate risk on cash flows and price risk), credit risk and liquidity risk. The Company uses derivative financial instruments for certain risk exposures.

Risk management is carried out by the Company's treasury officer, in accordance with the policies approved by management. On October 01, 2009, the Board of Directors approved Oi’s Financial Risks Management Policy (“Policy”), which passed to formalize the management of exposal to market risk factors generated by financial transactions of Oi group firms. According to the Policy, market risks are identified based on features of contracted financial transactions and to be contracted at fiscal year. Various scenarios for each one of risk factors are so simulated by statistic models, being base for impacts measurement on Group financial income (expenses). Based on this analysis, Directorship agrees yearly to Management Council, the Risk Guideline to be followed at each fiscal year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) of Group net income, 95% of confidence. For proper risk management, according risk guideline, treasury area shall contract hedge instruments, including swap derivative transactions, currencies and options terms. TNL and its subsidiaries do not use derivatives for any other purpose.

After the Policy approval, the Financial Risks Management Committee was created, composed by the CEO, CFO, Technology and Strategy Development Director and Treasury Director of Oi Group. The Committee meets monthly to supervise Policy fitting. Also, monthly, the Board of Directors present to the Management Council a Policy follow up report.

According to their nature, financial instruments may involve known or unknown risks, and the potential of these risks is important, in the best judgment. Therefore, there may be risks with or without guarantees depending on circumstantial or legal aspects.

(a) Fair Value of financial instruments

The Company has evaluated the active market for or effective realizable values (fair value) of financial assets and liabilities by using available information and evaluation methodologies appropriate for each situation. The interpretation of the market data regards the choice of methodologies requires a considerable amount of judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Consequently, the estimates presented may not necessarily indicate the amounts that could be obtained in the active market. The usage of different types of hypotheses to determine the fair value could have a material effect on the amounts obtained.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The method as used to calculate the fair value of the derivative instruments was the discounted future cash flow method associated to each contract, discounted to the market rates in effect at balance sheet date.

For securities traded in active markets, the fair value is equivalent to the amount of the last quotation available at balance sheet date, multiplied by the number of outstanding securities. For contracts whose current terms are similar to those originally contracted or which do not present quotation benchmarks, the fair values are equal to the carrying amounts.

The main assets and liabilities financial instruments are presented as follows:

	2009
		Company		Consolidated
	Accounting Measurement	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets
Cash and cash equivalents	Fair Value	705,836	705,836	1,717,441	1,717,441
Short-term investments	Fair Value	118,476	118,476	381,951	381,951
Accounts receivable	Amortized Cost	1,769,378	1,769,378	1,992,141	1,992,141
Due from related parties	Amortized Cost	1,371,321	1,523,456	1,674,750	1,864,563

Liabilities
Trade accounts payable	Amortized Cost	1,131,439	1,131,439	1,554,278	1,554,278
Loans and financing
Loans and financing	Amortized Cost	3,309,461	3,384,650	3,351,983	3,430,927
Debentures	Amortized Cost	1,090,586	1,135,191	1,090,586	1,135,191
Derivative Financial Instruments	Fair Value	198,280	198,280	198,280	198,280
Tax Refinancing Program	Amortized Cost	355,051	355,051	384,734	384,734
Dividends and interest on capital	Amortized Cost	128,477	128,477	141,253	141,253
Permits and concessions payable	Amortized Cost			709,088	709,088
Shareholders’ equity
Treasury shares	Amortized Cost	(149,642)	(221,629)	(149,642)	(221,629)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Reclassified 2008
		Company		Consolidated
	Accounting Measurement	Carrying amount	Fair Value	Carrying amount	Fair Value
Assets
Cash and cash equivalents	Fair Value	580,978	580,978	1,478,558	1,478,558
Short-term investments	Fair Value	135,672	135,672	561,867	561,867
Accounts receivable	Amortized Cost	1,959,083	1,959,083	2,210,090	2,210,090
Derivative financial instruments	Fair Value	29,179	29,179	29,179	29,179

Liabilities
Trade accounts payable	Amortized Cost	1,333,291	1,333,291	1,889,543	1,889,543
Loans and financing
Loans and financing	Amortized Cost	3,965,920	3,990,937	3,571,999	3,597,016
Debentures	Amortized Cost	1,091,906	1,058,712	1,091,906	1,058,712
Derivative Financial Instruments	Fair Value	222,073	222,073	222,073	222,073
Tax Refinancing Program	Amortized Cost	4,381	4,381	5,147	5,147
Dividends and interest on capital	Amortized Cost	403,364	403,364	424,022	424,022
Permits and concessions payable	Amortized Cost	65,578	65,578	783,659	783,659
Shareholders’ equity
Treasury shares	Amortized Cost	(152,129)	(183,477)	(152,129)	(183,477)

In the evaluation carried out for the purpose of adjustment of assets and liabilities to current value through the amortized cost method, the applicability of such method was not verified, with highlight on the following reasons:

•	Accounts receivable: very short maturity of invoices.

•	Trade accounts payable: short maturity for the liquidation of all obligations.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

•	Loans and financing: all transactions are monetarily adjusted through contract indexes.

•	Permits and concessions payable: all obligations resulting from acquisitions of permits are monetarily adjusted through contract indexes.

(b) Foreign exchange risk

The Company has loans and financings denominated in foreign currency. The risk associated with these liabilities is related to the possibility of fluctuations in exchange rates that could increase their balances. Loans subject to such risk represent approximately 11.9% (2008 – 16.7%) of the total loans and financing liabilities, disregarding the operations of foreign exchange hedging contracts. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. Of the debt portion in foreign currency and the basket of Currencies of BNDES, 39.4% (2008 – 60.5%) is covered by hedging operations of the types exchange swap and foreign currency denominated cash investments. Positive or negative effects on hedging transactions, under exchange swap modality, are recorded in the income statement as earnings or losses, according to the situation of each contract.

The amounts of the derivatives are summarized as follows:

	COMPANY AND CONSOLIDATED
					Fair value
	Index	Maturity	Notional amount		Amount (payable)/receivable
			2009	2008	2009	2008
“Swap” Contracts
Asset position
Foreign currency - Yen (i)	VC + 1.9%	Mar/2010 to Mar/2011	165,342	280,703	122,845	277,774
Liability position
Interest rate - Interbank Certificate of Deposit (CDI) (i)	93.2% to 97.0% CDI	Mar/2010 to Mar/2011	(165,342)	(280,703)	(321,124)	(499,428)
Net Value					(198,280)	(221,654)

Option Contracts
Holder Position - Purchase
Foreign Currency - Dollar		Feb/2009		USD 80,000		29,179
Entering Position - Sale
Foreign Currency - Dollar		Feb/2009		USD (64,000)		(419)

(i)	Yen for CDI swap (plain vanilla)

In 2004, the Company entered into foreign exchange swap transactions (plain vanilla) in order to hedge cash flows related to its yen-denominated liabilities with final maturity in March 2011. Under these contracts, the Company has an asset position in yens, plus fixed interest rate, and a liability position tied to a percentage of a one-day interest rate (CDI), thus hedging against the foreign exchange fluctuation risk of the yen against the Brazilian real, which in effect represented a swap of

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

yen cost of 1.9% per year with an average weighted rate of 95.9% at balance sheet date. Such contracts were entered into with the following prime financial institutions: Citibank N.A. – Brazilian branch, Citibank DTVM S.A., Banco Citibank S.A., Banco JP Morgan S.A. and Banco Santander Brasil S.A. These transactions were duly recorded at the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP S.A.) and there is no required guarantee margin on these contracts.

Considering that the flows of asset position of swap contracts shall be offset by liability flows of the Yen-denominated debt, the Company considers that the risk of being liability in one day interest rate (CDI) is the raise of the CDI.

Exchange Risk Sensitivity Analysis

At the end of the fiscal year, the management estimate Real devaluation scenarios face to other currencies based in Dollar (short PTAX) of quarter termination. For the probable scenario, the same dollar exchange rate of the fiscal year closure was utilized. Probable rate was, so, devaluated in 25% and 50%, being a parameter to possible and remote scenarios, respectively.

Exchange rates scenarios
Description	Rate	Devaluation
Probable scenario
Dollar	1.7412	0%
Yen	0.018832	0%
Currency Basket	0.033995	0%
Possible scenario
Dollar	2.1765	25%
Yen	0.02354	25%
Currency Basket	0.042494	25%
Remote scenario
Dollar	2.6118	50%
Yen	0.028248	50%
Currency Basket	0.050993	50%

As of December 31, 2009, management estimated a future outflow for the payment of interest and principal of its debts pegged to foreign exchange rates based on interest rates prevailing at balance sheet date and the foreign exchange rates above, also assuming that all interest and principal payments would be made on scheduled maturity dates. The impact of hypothetical devaluation of the Brazilian real in relation to other currencies can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of devaluation. Such sensitivity analysis considers payment outflows in future dates. Thus, the sum of the amounts for each scenario is not equivalent to the fair amount, or even to the present value of the liabilities.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

COMPANY
Transaction	Individual risk	Future payment outflows by period
		Up to 1 year	1 to 3 years	3 to 5 years	Total
Probable scenario
Dollar debts	Dollar increase	43,988	77,085	404,506	525,579
Yen debts	Yen increase	83,824	41,131		124,955
Derivatives (net position – yen)	Yen decrease	(83,143)	(40,977)		(124,120)
Currency basket debts	Currency basket increase	30,578	9,575		40,153

Total pegged to exchange rates		75,247	86,814	404,506	566,567

Possible scenario
Dollar debts	Dollar increase	54,985	96,356	505,633	656,974
Yen debts	Yen increase	104,780	51,414		156,194
Derivatives (net position – yen)	Yen decrease	(103,929)	(51,221)		(155,150)
Currency basket debts	Currency basket increase	38,223	11,969		50,192

Total pegged to exchange rates		94,059	108,518	505,633	708,210

Remote scenario
Dollar debts	Dollar increase	65,982	115,628	606,759	788,369
Yen debts	Yen increase	125,736	61,697		187,433
Derivatives (net position – yen)	Yen decrease	(124,715)	(61,466)		(186,181)
Currency basket debts	Currency basket increase	45,867	14,363		60,230

Total pegged to exchange rates		112,870	130,222	606,759	849,851

Impacts
Possible scenario – probable scenario		18,812	21,704	101,127	141,643
Dollar		10,997	19,271	101,127	131,395
Yen		170	39		209
Mix		7,645	2,394		10,039
Remote Scenario – Probable Scenario		37,623	43,408	202,253	283,284
Dollar		21,994	38,543	202,253	262,790
Yen		340	77		417
Mix		15,289	4,788		20,077

There are no flows in periods above five years.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

CONSOLIDATED
Transaction	Individual risk	Future payment outflows by period
		Up to 1 year	1 to 3 years	3 to 5 years	Total
Probable scenario
Dollar debts	Dollar increase	43,988	77,085	404,506	525,579
Cash in dollar (*)	Dollar decrease	(87,151)			(87,151)
Yen debts	Yen increase	83,824	41,131		124,955
Derivatives (net position – yen)	Yen decrease	(83,143)	(40,977)		(124,120)
Currency basket debts	Currency basket increase	30,578	9,575		40,153
Total pegged to exchange rates		(11,904)	86,814	404,506	479,416
Possible scenario
Dollar debts	Dollar increase	54,985	96,356	505,632	656,974
Cash in dollar (*)	Dollar decrease	(108,939)			(108,939)
Yen debts	Yen increase	104,779	51,414		156,193
Derivatives (net position – yen)	Yen decrease	(103,928)	(51,221)		(155,150)
Currency basket debts	Currency basket increase	38,222	11,968		50,190
Total pegged to exchange rates		(14,881)	108,517	505,632	599,268
Remote scenario
Dollar debts	Dollar increase	65,982	115,628	606,759	788,369
Cash in dollar (*)	Dollar decrease	(130,726)			(130,726)
Yen debts	Yen increase	125,735	61,697		187,432
Derivatives (net position – yen)	Yen decrease	(124,714)	(61,466)		(186,180)
Currency basket debts	Currency basket increase	45,867	14,362		60,229
Total pegged to exchange rates		(17,856)	130,221	606,759	719,124

Impacts
Possible scenario – probable scenario		(2,977)	21,704	101,126	119,853
Dollar		(10,791)	19,271	101,126	109,606
Yen		170	39		209
Currency basket		7,644	2,394		10,038
Remote Scenario – Probable Scenario		(5,952)	43,407	202,253	239,708
Dollar		(21,581)	38,543	202,253	219,215
Yen		340	77		417
Currency basket		15,289	4,787		20,076

(*)	Cash in Dollar for hedge

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The fair value of instruments subject to foreign exchange risk would be impacted as follows in the estimated scenarios:

COMPANY

Impact on Fair Value of Liability Transactions

Transaction	Risk	Balance at 12/31/09
Probable scenario
Dollar debts	Dollar increase	371,475
Yen debts	Yen increase	122,709
Derivatives (net position - yen)	Yen decrease	(122,845)
Currency basket debts	Currency basket increase	37,689
Total pegged to exchange rates		409,028
Possible scenario
Dollar debts	Dollar increase	464,344
Yen debts	Yen increase	153,386
Derivatives (net position - yen)	Yen decrease	(153,556)
Currency basket debts	Currency basket increase	47,111
Total pegged to exchange rates		511,285
Remote scenario
Dollar debts	Dollar increase	557,213
Yen debts	Yen increase	184,064
Derivatives (net position - yen)	Yen decrease	(184,268)
Currency basket debts	Currency basket increase	56,534
Total pegged to exchange rates		613,543

Impacts
Possible scenario - probable scenario		102,257
Dollar		92,869
Yen		(34)
Currency basket		9,422
Remote Scenario – Probable Scenario		204,515
Dollar		185,738
Yen		(68)
Currency basket		18,845

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

CONSOLIDATED

Impacts on Fair Value of Liability Instruments

Transaction	Risk	Balance at 12/31/09
Probable scenario
Dollar debts	Dollar increase	371,475
Cash in dollar (*)	Dollar decrease	(87,151)
Yen debts	Yen increase	122,709
Derivatives (net position - yen)	Yen decrease	(122,845)
Currency basket debts	Currency basket increase	37,689
Total pegged to exchange rates		321,877
Possible scenario
Dollar debts	Dollar increase	464,344
Cash in dollar (*)	Dollar decrease	(108,939)
Yen debts	Yen increase	153,386
Derivatives (net position - yen)	Yen decrease	(153,556)
Currency basket debts	Currency basket increase	47,111
Total pegged to exchange rates		402,346
Remote scenario
Dollar debts	Dollar increase	557,212
Cash in dollar (*)	Dollar decrease	(130,726)
Yen debts	Yen increase	184,064
Derivatives (net position - yen)	Yen decrease	(184,267)
Currency basket debts	Currency basket increase	56,534
Total pegged to exchange rates		482,817

Impacts
Possible scenario - probable scenario		80,469
Dollar		71,081
Yen		(34)
Currency basket		9,422
Remote Scenario – Probable Scenario		160,939
Dollar		142,162
Yen		(68)
Currency basket		18,845

(*)	Cash in Dollar for hedge.

c. Interest Rate Risk

Assets

Cash equivalents and short-term investments in local currency are kept in financial investment funds (FIFs) exclusively managed for the Company and investments in its own portfolio of private securities (floating rate bank certificates of deposit - CDBs) issued by prime financial institutions.

The Company has also granted a loan to the company that manufactures telephone directories, which earns interest based on the IGP-DI (General Price Index - Domestic Supply). Fixed income bonds (CDBs) shall be kept in applications at the Banco de Brasília S.A., related to the guarantee to the credit incentive granted by the Federal District Government, which program is called PRO-DF - Program of Economic and Sustainable Development Promotion of the Federal District, with such bonds remuneration being 94% to 97% of the SELIC rate.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The interest rate risk linked to such assets arises from the possibility of fluctuations in these rates and consequent decrease in return on these assets.

These assets are presented in the balance sheet as follows:

	COMPANY
	2009		2008
	Carrying amount	Market value	Carrying amount	Market value
Assets
Cash Equivalents	599,719	599,719	430,818	430,818
Short-term investments	118,476	118,476	135,672	135,672
Loans and financing – Private Debenture	1,371,321	1,523,456
Other Assets	39,254	39,254	6,868	6,868
Total	2,099,762	2,251,897	573,358	573,358
Current	749,182	749,182	568,248	568,248
Noncurrent	1,350,580	1,502,715	5,110	5,110

	CONSOLIDATED
	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash equivalents	1,542,545	1,542,545	1,310,720	1,310,720
Short-term investments	381,951	381,951	561,867	561,867
Loans and financing – Private Debenture	1,674,750	1,864,563
Other Assets	16,692	16,692	6,868	6,868
Total	3,615,938	3,805,751	1,879,455	1,879,455
Current	1,926,476	2,027,603	1,874,345	1,874,345
Noncurrent	1,689,462	1,778,148	5,110	5,110

Liabilities

The Company has loans and financing in local currency subject to the following indexes: Long-term Interest Rate (TJLP), Monetary Unit of the National Bank for Economic and Social Development (UMBNDES), Interbank Certificate of Deposit (CDI) and General Price Index – Domestic Supply (IGP-DI), as well as financing in foreign currency subject to the YEN LIBOR and LIBOR indexes. The Company also has exposure to CDI rate resulting from swap operations contracted with the aim of protecting its Yen-related liability, as mentioned in Note 23 (b). There are no other derivative transactions to hedge the liabilities against the interest rate risk.

Furthermore, the Company issued public debentures, non-convertible into or exchangeable for shares. Such liability was contracted at interest rate connected to CDI rate, capitalized from a “spread” of 3.5% p.a. The risk inherent to such liabilities appears due to the possibility of possible raises of such rates. However, the Company continuously monitors the market rates to evaluate the possibility of entering into derivative contracts to hedge against the risk of fluctuations in these rates.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Interest rates sensitivity analysis

The Company understands that the most significant risk related to interest rate changes arises from its liabilities subject to the LIBOR (US$ and PPY), CDI and TJLP rate. The risk is associated to an increase in those rates.

At balance sheet date, management estimated a probable scenario of changes in CDI, LIBOR (US$) and TJLP rates. The rates prevailing at balance sheet date were used in the probable scenario. These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

Interest exchange rate scenario
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
8.55% p.a.	6.00% p.a.	10.68% p.a.	7.50% p.a.	12.83% p.a.	9.00% p.a.

As of December 31, 2009, management estimated a future outflow for the payment of interest and principal of its debts pegged to CDI, TJLP and LIBOR (US$) based on the interest rates above, also assuming that all interest and principal payments would be made on scheduled maturity dates. Flows of debts contracted among companies of the Oi Group were not considered.

The impact of hypothetical increase of interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase.

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair value, or even the present value of these liabilities. The fair value of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same which adjust such flows to present value.

In addition, cash equivalents and short-term investments are been held in post-fixed bonds that could have an remuneration increasing in possible and remote scenarios, neutralizing part of interest rates increasing impact on debts payment flow. Although, due there is not possible to have a foresee ability of obligations equivalent to financial liabilities, scenarios impact on these assets has not been considered. Cash equivalents and short-term investments balances are presented in Note 9.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

COMPANY

Future interest payment outflows by period
Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Larger than 5 years	Total
Probable scenario
CDI debts	CDI increase	128,491	173,093	21,095		322,679
Derivatives (net position – CDI)	CDI increase	113,631	61,888			175,519
TJLP debts	TJLP increase	188,906	217,687	51,902	5,783	464,278

Total pegged to interest rates		431,028	452,668	72,997	5,783	962,476

Possible scenario
CDI debts	CDI increase	148,859	203,080	24,747		376,686
Derivatives (net position – CDI)	CDI increase	115,641	64,561			180,202
TJLP debts	TJLP increase	194,756	248,951	88,095	9,411	541,213

Total pegged to interest rates		459,256	516,592	112,842	9,411	1,098,101

Remote scenario
CDI debts	CDI increase	169,015	232,780	28,362		430,157
Derivatives (net position – CDI)	CDI increase	117,635	67,243			184,878
TJLP debts	TJLP increase	200,579	280,725	125,732	13,366	620,402

Total pegged to interest rates		487,229	580,748	154,094	13,366	1,235,437

Impacts
Possible scenario – probable scenario		28,228	63,924	39,845	3,628	135,625
CDI		23,378	32,660	3,651		58,690
TJLP		5,850	31,265	36,193	3,628	76,935
Remote Scenario – Probable Scenario		56,201	128,080	81,097	7,583	272,961
CDI		44,529	65,042	7,267		116,837
TJLP		11,673	63,039	73,830	7,583	156,124

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

CONSOLIDATED

Future interest payment outflows by period
Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Larger than 5 years	Total
Probable scenario
CDI debts	CDI increase	128,491	173,093	21,095		322,679
Derivatives (net position – CDI)	CDI increase	113,631	61,888			175,519
TJLP debts	TJLP increase	234,289	299,492	109,019	44,356	687,156

Total pegged to interest rates		476,411	534,473	130,114	44,356	1,185,354

Possible scenario
CDI debts	CDI increase	148,859	203,080	24,747		376,686
Derivatives (net position – CDI)	CDI increase	115,641	64,561			180,202
TJLP debts	TJLP increase	240,628	336,405	156,601	74,675	808,309

Total pegged to interest rates		505,128	604,046	181,348	74,675	1,365,197

Remote scenario
CDI debts	CDI increase	169,015	232,780	28,362		430,157
Derivatives (net position – CDI)	CDI increase	117,635	67,243			184,878
TJLP debts	TJLP increase	246,938	373,928	206,134	107,624	934,624

Total pegged to interest rates		533,588	673,951	234,496	107,624	1,549,659

Impacts
Possible scenario – probable scenario		28,717	69,573	51,234	30,319	179,843
CDI		22,378	32,660	3,652		58,690
TJLP		6,339	36,913	47,582	30,319	121,153
Remote Scenario – Probable Scenario		57,177	139,478	104,382	63,268	364,305
CDI		44,528	65,042	7,267		116,837
TJLP		12,649	74,436	97,115	63,268	247,468

d. Credit risk

Concentration of credit risk associated with accounts receivable from customers is not material, due to the Company´s highly diversified customer portfolio and the monitoring controls applied. The doubtful debts are properly covered by a provision for potential losses in this respect.

Transactions with financial institutions (short-term investments, loans and financing) are distributed among first class institutions, thereby minimizing the risk of concentration.

e. Liquidity risk

The cash flows from operating and third-party financing are used to defray capital expenses on the expansion and modernization of the network, payment of dividends, prepayment of debts and investments in new businesses.

f. Risk of Early Maturity of Loans and financing

The nonperformance of debts in some consolidated debt instruments of the Company and its subsidiaries can typify the accelerated maturity of other debt instruments. The impossibility to incur in new debts might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the loans taken can reduce the amount of funds available for capital expenditures.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

If the covenants defined in the contracts between the Company and the JBIC are not accomplished in the period finished on March 31, 2010, and if JBIC not waive this right, these companies might be required to settle the debt. Beyond this, other agreements and financial instruments engaged by the Company and its subsidiaries are subject to cross acceleration maturity, which gives to related creditors the right to declare also the accelerated maturity of these contracts and financial instruments, if occurs the acceleration of the financings maturities, conceded by contracts executed with JBIC by the Company.

g. Contingent Risks

Contingencies are assessed according to probable, possible or remote loss risk. The contingencies for which an unfavorable outcome is regarded as probable are recorded in liabilities. Details on these risks are presented in note 21.

h. Regulatory risk

Regulatory risks are related to the STFC activity, which is the most expressive segment in which the Company operates.

Concession Agreements

The Company has entered into local and domestic long distance concession agreements with ANATEL, effective from January 1, 2006 to December 31, 2025. These concession agreements, which provide for revisions on a five–year basis, generally have a higher degree of intervention on management and several provisions defending the consumer’s interests, as analyzed by regulation agency. The main highlights are:

(i) The public concession fee is defined as 2% of company´s net revenue, calculated every two years, starting 2006, and the first payment was made on April 30, 2007. This will occur successively until end of the concession period. This calculation method, as regards its accrual, corresponds to 1% for each fiscal year;

(ii) The definition of new universal service goals, especially the installation of network infrastructure for connection to high-capacity access networks;

(iii) The Regulation Agency can impose alternative mandatory offer plans;

(iv) Introduction of the Regulatory Agency’s right to intervene in and change the concessionaire’s agreements with third parties;

(v) Classification of the parent company’s, subsidiary’s, associate’s and third-parties’ assets, indispensable for the concession, as returnable assets; and

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(vi) Establishment of a users’ council in each concession.

Interconnection tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of a cost model by service/modality, which is scheduled for 2010, pursuant to the models defined by the Separation and Accounting Allocation Regulations (Resolution 396/2005).

24. EMPLOYEE BENEFITS

(a) Private Pension Plans

The Company and its subsidiaries sponsor retirement plans to the benefit of those employees who opt for them and to their dependents. The following table shows a list of all benefit plans available as of December 31, 2009.

Benefit plan	Sponsoring companies	Manager
PBS-A	BrT	Sistel
PAMA	BrT	Sistel
TCSPREV	BrT, BrT Celular, VANT, BrT Multimídia, BrT CS, iG and BrTI	Fundação 14
BrTPREV	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FBrTPREV
Fundador / Alternativo	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FBrTPREV
PAMEC	BrT	BrT

Sistel – Fundação Sistel de Seguridade Social (Social Security Foundation)

Fundação 14 – Fundação 14 de Previdência Privada (Social Security Foundation)

FBRTPREV – Fundação BrTPREV (Social Security Foundation)

For the effects of the aforementioned pension plans, the Company can also be denominated as the “Sponsor”.

On January 1, 2010, the supplementary social security plans under the management of Fundação 14 and FbrTRPREV above described, were transferred to FASS management.

The sponsored plans are appraised by independent actuaries at balance sheet date. For fiscal years 2009 and 2008, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards specific plans.

For the pension funds identified in this explanatory note, until the closure of the year of 2008, the immediate acknowledgement of actuarial gains and losses was adopted, constituting the entire liability for the plans that are in deficit situation. On December 31, 2009, aiming at adjusting the concept of actuarial gains and losses acknowledgment to that adopted by the current parent company, the Company started to use, prospectively, the "corridor approach" criterion, according to the rules of CVM Deliberation 371/2000.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

For the sponsored defined benefit plans, no new entrants are allowed because these plans are closed. The contributions of participants and of the sponsor are defined in the Maintenance Cost Plan. The SPC is the official organ which approves and controls the plans as referred to.

For those plans in a positive actuarial situation, assets are recorded in cases of explicit permit for offsetting them against future employer contributions.

Accruals for pension funds

Refer to the recognition of the actuarial deficit of the defined benefit plans, as demonstrated below:

	COMPANY AND CONSOLIDATED
	2009	2008
BrTPREV and Fundador/Alternativo Plans	677,006	753,287
PAMEC plan	2,707	2,504
Total	679,713	755,791
Current	104,533	148,391
Noncurrent	575,180	607,400

Assets Recognized to be Offset Against Future Employer Contributions

The Company recognized assets from the TCSPREV Plan, managed by Fundação 14, related to: (i) contributions from the sponsor which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The recognized asset composes the item of other assets and will be used to offset future employer contributions. Its composition is following presented:

	COMPANY AND CONSOLIDATED
	2009	2008
TCSPREV	136,277	123,938
Total	136,277	123,938
Current		15,874
Noncurrent	136,277	108,064

Characteristics of the supplementary pension plans sponsored:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 to manage and operate the TCSPREV pension plan.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Plan

TCSPREV

This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all pension plans sponsored by the Company at the time were merged into SISTEL, and the SPC exceptionally and provisionally approved the document submitted to that Agency, in view of the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Document, and the terms and conditions set forth in the original plans were maintained.

On September, 18, 2008, SPC/MPS Ordinance 2521/2008, which approved the new plan regulation, was published in the Federal Official Gazette (D.O.U.), fully recognizing what had been exceptionally and provisionally approved on December 31, 2001. The new regulation also includes the adjustments necessary to meet the current requirements of supplementary pension plan legislation.

In March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered again in March 2005 to the defined contribution group. TCSPREV currently serves nearly 60.92% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages range from 3% to 8% of the participant’s salary, according to participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, time of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for defraying all the administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

The SPC authorized, through Administrative Rule 2792/2009, the transfer of TCSPREV plan´s management to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group, new controlling shareholder of the Company.

ASSISTENCIAL PLAN MANAGED BY THE COMPANY

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit).

The defined benefit plan, intended to provide health care for retirees and pensioners bounded to PBTBrT Group, a pension plan managed by Fundação 14.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The contributions to PAMEC-BrT were fully paid in July 1998, through a single payment. However, as this plan is now managed by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial liability is fully recognized in the Company’s liabilities.

SISTEL

Sistel is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to supplement the government pension, for the employees and their family members who are linked to the sponsors of SISTEL.

Plans

PBS-A

The defined benefits plan, jointly kept with other sponsors related to the provision of telecommunication services, intended for participants that were in the condition of assisted on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As of December 31, 2009, date of the last actuarial valuation, the plan presented a surplus.

PAMA

The health care plan to the retired employees and the PCE – Special Coverage Plan, both with defined contribution, jointly kept with other sponsors related to the provision of telecommunication services, intended for participants that were in the condition of assisted on January 31, 2000, to the assisted of PBS-TCS Groups, incorporated on December 31, 2001 to the TCSPREV (plan currently managed by Fundação 14) and to the assisted of defined benefit plans, PBSs, sponsored by other companies, before SISTEL and other foundations. According to a legal and actuarial evaluation, the Sponsor’s responsibility is only limited to future contributions. From March to July 2004, December 2005 to April 2006 and June to November 2008, an incentive optional migration of PAMA retirees and pensioners to new coverage conditions (PCE) was carried out. The option of participants to migrate results in contribution to PAMA/PCE.

The contributions to this plan correspond to 1.5% of the payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of BrT, PBS-TCS was merged into the PCSPREV plan on December 31, 2001, becoming an internal group of this plan. To be able to use to PAMA’s resources, the participants share a portion of this plan’s individual costs. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the aforementioned employer contribution of 1.5%.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

FUNDAÇÃO BrTPREV

Manager originated from the plans sponsored by former CRT, a company which was merged into the Company at the end of 2000. By sponsoring FBrTPREV, the Company’s main purpose is to maintain plans that supplement the pension plans and other benefits offered to participants by the official social security system.

Plans

BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to those provided by the official social security system and which initially served only employees of the Rio Grande do Sul Branch. This pension plan was offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. This plan cannot be joined by new participants. BrTPREV currently serves nearly 19.34% of the staff.

The contributions for this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. The contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary from 3% to 8% of the participant’s salary, according to the participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsors are responsible for defraying all the administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

Fundador / Alternativo

Defined benefit plans intended to provide pension benefits supplementary to the benefits of the official social security system, which cannot be joined by new participants, originated from the merger of the Fundador-BrT plan by the Alternativo-BrT plan, pursuant to SPC Administrative Rule 2,627/2008, thus forming a single plan, without changing the rules for the participants and beneficiaries, and which was renamed to Fundador/Alternativo plan. These plans currently serve nearly 0.15% of the staff.

The regular contribution made by the sponsor is equal to the regular contribution made by the participant, the rates of which vary according to his/her age, time of service and salary. Under the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of the National Social Security Institute (INSS) and the participant also pays an entry fee depending on the age at which he/she joins the plan.

Actuarial Deficit of the Plans

The unamortized mathematical reserve, referring to the current value of BrT’s supplementary contribution, in view of the actuarial deficit of the plans managed by FBrTPREV, has a maximum settlement term of 20 years, starting January, 2002, according to Circular 66/SPC/GAB/COA, dated January 25, 2002, from SPC. Of this maximum determined term, there remains 12 years for full payment.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Through Administrative Rule 2792/2009, SPC authorized the transference of Fundação BrTPREV benefits plan management to Fundação Atlântico de Seguridade Social, an entity sponsored by Oi Group, new controlling shareholder of the Company.

Situation of Sponsored Plans, Reviewed at the Date of Year Terminations (FBrTPREV and Fundação 14))

The information of sponsored pension funds that have defined benefit obligations are presented as follows:

	BrTPREV and Fundador/ Alternativo		TCSPREV
	2009	2008	2009	2008
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities with Granted Benefits	1,520,800	1,529,300	313,600	271,700
Actuarial Liabilities with Payable Benefits	74,332	79,779	80,773	140,493
(=) Total of Actuarial Liabilities Current Amount	1,595,132	1,609,079	394,373	412,193
Fair Value of the Plan’s Assets	(937,590)	(855,792)	(1,112,181)	(822,778)

(=) Net Actuarial Liability/(Asset)	657,542	753,287	(717,808)	(410,585)

Non-recognized Actuarial Gains	19,464		247,967

Unrecorded amount Due to the Limit on the Defined Benefit			333,564	286,647

(=) Net Recognized Actuarial Liability/(Asset)(1)	677,006	753,287	(136,277)	(123,938)

(1)

The Company determines the amount available for the discount of future contributions according to the applicable legal provisions and the rules of the benefits plan. The amount of the asset related to the TCSPREV Plan recognized in the accounting statements of the Corporation, totaling R$136,277 (2008 - R$123,938), does not surpass the current amount of future contributions.

	BrTPREV and Fundador/Alternativo		TCSPREV
	2009	2008	2009	2008
MOVING OF THE NET ACTUARIAL LIABILITY/(ASSET)
Current amount of actuarial liability at the beginning of the year	1,609,079	1,499,042	412,193	464,439
Interests cost	166,307	154,905	43,024	48,577
Current service cost	4,020	6,110	2,428	3,894
Net Paid Benefits	(127,551)	(119,343)	(26,039)	(22,787)
Actuarial (Gain) or Loss on the Actuarial Liability	(56,723)	68,365	(37,233)	(81,930)

Current amount of actuarial liability at the beginning of the year	1,595,132	1,609,079	394,373	412,193

Assets fair value of the plan at the beginning of the year	855,792	813,374	822,778	791,362
Plan’s assets revenues	68,428	61,415	314,759	53,716
Usual contributions received by plan	1,149	2,838	1,066	487
Sponsor	1,063	2,655	683	16
Participants	86	183	383	471
Amortization contributions received from sponsorship	139,858	97,508
Benefits Payment	(127,637)	(119,343)	(26,422)	(22,787)
Assets fair value of the plan at the end of the year	937,590	855,792	1,112,181	822,778
(=) Amount of the Net Actuarial Liability/(Asset)	657,542	753,287	(717,808)	(410,585)
Unrecognized Actuarial Gains	19,464		247,967
Unrecorded amount Due to the Limit on the Defined Benefit			333,564	286,647

(=) Net Recognized Actuarial Liability/(Asset)	677,006	753,287	(136,277)	(123,938)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	BrTPREV and Fundador/Alternativo		TCSPREV
	2009	2008	2009	2008
RECOGNIZED EXPENSES IN STATEMENTS OF OPERATION OF BrT(1)
Current service cost	4,020	6,110	2,428	3,894
Participant's contributions	(86)	(183)	(383)	(471)
Interests cost	166,307	154,905
Plan’s assets revenues	(68,428)	(61,415)
Recognized Actuarial Losses (Gains)	(56,723)	68,365

Total of the Recognized Expense	45,090	167,782	2,045	3,423

(1)

With reference to the TCSPREV Plan Surplus, recorded in the asset, the Company recognized incomes totaling R$55,024, with R$40,479 recorded in other operational incomes and R$14,545, recorded in financial incomes. In 2008, the recognized income was R$67,096, with R$61,104 accounted for in other operational incomes, and R$5,992, in financial incomes.

	BrTPREV and Fundador/Alternativo		TCSPREV
	2009	2008	2009	2008
MAIN ACTUARIAL PREMISES
Actuarial liability discount rate(6% + Inflation)	11.40%	10.77%	11.40%	10.77%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated pay increase	7.63%	6.59%	7.63%	6.59%
Estimated benefits increase	4.50%	4.50%	4.50%	4.50%
Expected earnings rate on the assets of the plans	11.61% (Fundador and Alterantivo) and 11.68% (BrTPREV)	12.58%	12.09%	12.83%
General mortality table	AT2000	AT83	AT2000	AT83
Disability table	Zimmermann Nichzugs	Mercer Disability	Zimmermann Nichzugs	Mercer Disability
Disabled mortality table	Winklevoss	IAPB-57	Winklevoss	IAPB-57
Turnover Rate	1.5% p.a.; null from 50 years old and above and for Paid Benefit	Null	1.5% p.a.; null from 50 years old and above and for Paid Benefit	Null

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

ADDITIONAL INFORMATION - 2009

a)	The assets and liabilities of the plans are that started on December 31, 2009.

b)	Registry data utilized are of September 30, 2009, projected to December 31, 2009.

Situation of Sponsored Plans, Reviewed at the Date of the Year Termination (Sistel and PAMEC)

	PBS-A		PAMEC
	2009	2008	2009	2008
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with granted benefits	624,068	667,702	3,053	2,504
(=) Total of actuarial liabilities current amount	624,068	667,702	3,053	2,504
Fair value of the plan’s assets	(973,464)	(1,005,683)

(=) Net actuarial liability/(asset)(1)	(349,396)	(337,981)	3,053	2,504

Not-recognized actuarial gains/losses	(30,174)		(347)
Unrecorded amount due to the limit on the defined benefit	379,570	337,981

(=) Recognized actuarial liability			2,706	2,504

(1)

In the case of the net actuarial asset of PBS-A Plan, there is no accounting recognition at the Sponsor. Such plan is entirely composed of assisted participants, thus with no future contributions that could be offset with the existing surplus.

	PBS-A		PAMEC
	2009	2008	2009	2008
CHANGES IN THE NET ACTUARIAL LIABILITY/(ASSET)
Current amount of actuarial liabilities at the beginning of the year	667,702	604,572	2,504	2,077
Interests cost	68,981	62,400	264	219
Current service cost
Net paid benefits	(55,596)	(57,620)	(62)	(110)
Actuarial (gain) or loss on actuarial liabilities	(57,019)	58,350	347	318

Current amount of actuarial liability at the beginning of the year	624,068	667,702	3,053	2,504

Assets fair value of the plan at the beginning of the year	1,005,683	1,006,475
Plan’s assets revenues	23,377	56,828
Sponsor’s contributions			62	110
Benefits Payment	(55,596)	(57,620)	(62)	(110)

Assets fair value of the plan at yearend	973,464	1,005,683

(=) Amount of the Net Actuarial Liability/(Asset)	(349,396)	(337,981)	3,053	2,504

Not recognized actuarial gains/losses	(30,174)		(347)
Unrecorded amount Due to the Limit on the Defined Benefit	379,570	337,981

(=) Recognized Actuarial Liability			2,706	2,504

	PAMEC
	2009	2008
RECOGNIZED EXPENSES IN STATEMENTS OF OPERATION OF BrT
Current service cost
Interests cost	264	219
Plan’s assets revenues (loss)
Recognized actuarial losses (gains)	347	318

Total of recognized expense	611	537

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	PBS-A		PAMEC
	2009	2008	2009	2008
MAIN ACTUARIAL PREMISES
Actuarial liability discount rate (6% + Inflation)	11.40%	10.77%	11.40%	10,77%
Estimated inflation rate	4.50%	4.50%	4.50%	4,50%
Estimated benefits increase	4.50%	4.50%	N/A
Medical costs increasing rate	N/A		7.64%	7.64%
Expected earnings rate on the assets of the plans	9.76%	11.30%	N/A
General mortality table	AT2000	AT83	AT2000	AT83
Disability table	N/A		N/A
Start age of benefits	N/A		N/A

N/A = Not Applicable.

ADDITIONAL INFORMATION - 2009
a) The assets and liabilities of the plans are that started on December 31, 2009. b) Registry data utilized for PBS-A and PAMEC are of September 31, 2009, both projected to December 31, 2009.

The investment strategy of pension plans is described in their investment policy, which is annually approved by the steering committee of the sponsored funds. It defines that the investment decisions must consider: (i) the preservation of the capital; (ii) the diversification of the investments; (iii) the tolerance to risks according to conservative premises; (iv) the expected return rate in function of actuarial mandatorily; (v) the compatibility between investment liquidity and cash flow of the plans; and (vi) the reasonable management costs. It also defines the ranges of volume for the different types of investments allowed for the pension funds, which are: national fixed income, national floating income, loans to participants and property, plant and equipment investments. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only allowed for hedging purposes. Loans are restricted to determined credit limits. The tactic allocation is decided by the investment committee, composed of pension plans management personnel, investment manager and a member assigned by the steering committee. The execution is carried out by the financial department.

The limits established for the different types of investments allowed for pension funds are as follows:

SEGMENT OF THE ASSET	BrTPREV and Fundador/ Alternativo	TCSPREV	PBS-A
Fixed Income	100%	100%	95%
Floating Income	20%	30%	30%
Real estate	8%	8%	8%
Loans to Participants	3%	3%	3%

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The composition of the plans assets on December 31, 2009, is presented as follows:

SEGMENT OF THE ASSET	BrTPREV and Fundador/ Alternativo	TCSPREV	PBS-A
Fixed Income	96.25%	90.98%	75.13%
Structured Investments			10.45%
Floating Income		7.98%	8.84%
Real estate	2.48%		4.59%
Loans to Participants	1.27%	1.04%	0.99%
Total	100%	100%	100%

(b) Employee profit sharing

The employee profit sharing plan was introduced in 1999, as a way to stimulate the employees to meet individual and corporate targets and thereby improve the return on investment for the shareholders. The plan comes into effect when the following targets are met:

•	Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization – EBITDA, as well as indicators of economic value added); and

•	Operational, quality and market indicators.

On December 31, 2009, the Company and its subsidiaries recorded provisions based on the estimated attainment of these targets, amounting to R$35,300 (2008– R$81,740).

Balance as of December 31, 2008	83,237
Payments made in 2009	(92,006)
Addition to provision in 2009 (Note 6)	45,243
Balance as of December 31, 2009	36,474

The differences between the provisioned amounts and the ones disclosed in the statement of operations refer to reversals or supplements of the previous year, made upon the effective payment of this benefit.

(c) Stock Options

Plan Approved on April 28, 2000

The rights vested through stock option grant documents in effect under this previously approved plan remain valid and effective, pursuant to the related terms and conditions agreed, and no new grants are allowed under this plan.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

At balance sheet date, there were outstanding exercisable options, as described in the program below:

Program B

The options guaranteed by this plan are options settled in shares.

The strike price was established by the managing committee based on the market price as of the grant date and will be monetarily adjusted by the IGP-M variation between the contracts execution date and the payment date.

The following table summarizes the operations carried out with preferred shares until December 31, 2009:

	In Reais
	Number of shares (thousands)	Price at the concession date	Concession price
			2009	2008
Options granted in September, 2008	79,512	17.30	18.87	19.04
Options exercised
Options cancelled	(47,869)
Options outstanding on December 31, 2009	31,643

The following table shows the preferred shares options outstanding on December 31, 2009:

		Outstanding options		Exercisable options
Exercise price range at the concession date	Number of shares (thousands)	Period remaining (months)	Strike price	Number of shares (thousands)	Strike price
R$10.00 – 19.99	31,643	24	18.87	31,643	18.87

The right to exercise the option is vested in accordance with the terms and conditions below:

Granting					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable as from	Exercise deadline
3ª	12/22/04	33%	12/22/2005	12/31/2011	18.87	10,548
		33%	12/22/2006	12/31/2011	18.87	10,548
		34%	12/22/2007	12/31/2011	18.87	10,548

The fair value of the granted options was estimated on the grant date under the "Black&Scholes" options pricing model, based on the following assumptions:

12/21/2004
Backing asset	13.64
Strike Price	17.30
Expected volatility	38.2%
Risk-free interest rate	8.4%
Expected life (in years)	2
Dividend earnings	3.10%
Fair Value at the Grant Date	2.76

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

According to the share based remuneration contracts, the options liquidation occurs only by the share ownership transfer (equity-settled), and the appropriations of the TNL’s and BrT’s shares options fair value must be recorded on a linear-basis, within the options maturity date. The installments corresponding to BrT beneficiaries are recorded, in these companies, on the statement of operations of the year, in counterpart to the shareholders’ equity, according to the requirements of CVM Deliberation 562/2008, which confirms the Technical Pronouncement CPC no 10 (Shared Based Remuneration).

Plan Approved on November 6, 2007

This plan authorized the grant of options, allowing to the plan participants, under certain conditions, the opportunity to purchase or subscribe, in the future and at a pre-established value, shares of a basket of shares defined as UP, which encompassed preferred shares of the Company and common and preferred shares of BrT Part. The amount of the UPs granted cannot exceed a maximum limit of 10% of the book value of each type of share of the Company.

The share option plans tied to said plan contained clauses that prescribed the acceleration of the vesting data in the event of a change in the direct or indirect shareholding control of the Company. With the change in control on January 8, 2009, the programs’ stock options were fully exercised. Program 1, totaling 2,817,324 UPs, was settled at the total amount of R$17,855. Program 2, regarding the grant of options on July 1, 2008, comprising 701,601 UPs was settled in the total amount of R$4,446.

646,585 UPs of Program 2 were exercised, related to the grant made on July 1, 2007, settled through: (i) delivery of preferred shares held in treasury by the Company, for a total exercise price of R$3,572 and cost of R$2,487; and (ii) delivery of common and preferred shares of the parent company, for a total exercise price of R$13,733 and fair value of R$17,108, plus R$130.

25. TRANSACTIONS WITH RELATED PARTIES - Parent company

Transactions with related parties are carried out at prices and terms similar to those agreed with third parties and are summarized as follow:

	2009	2008
Assets
Trade accounts receivable	140,009	158,515
BrT Call Center	4,251	31
BrTI	641	97,901
BrT CS	1,027	128
iG Brasil	23,775	29,503
BrT Multimídia	10,898	1,988
Brt Celular	72,304	27,820
VANT	2,840	1,144
iG Part	5
Telemar	19,525
Oi internet	2,608

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Oi Móvel	2,135
Loans to subsidiaries	29,008
BrT Call Center	29,008
Debentures	1,342,313
Telemar	1,342,313
Others	21,981	24,871
BrT Call Center	15,825	7,140
BrT Of America	625	83
BrTI	132	194
Brasil Telecom Participações S.A. (“BrTP”)		1,637
BrT SCS Bermudas	28	37
BrT CS	17	20
BrT Venezuela	9	12
iG Brasil	129
iG Cayman	1	1
BrT Multimídia	1,684	281
Brt Celular	3,530	15,449
VANT	1	17

Liabilities
Trade accounts payable	165,763	84,808
BrT Call Center	74,069	26,457
BrT Of America	2,243	3,212
BrTI	164	153
BrT CS	16,736
iG Brasil	4,533	12,178
BrT Multimídia	20,352	5,430
Brt Celular	32,802	37,378
Telemar	10,833
Oi Móvel	4,031

Loans and financing	517,248	712,213
Brt Celular	517,021	712,213
Telemar	227
Others	95,336	9,859
BrT Call Center	1,627
BrTI	6,536
BrT SCS Bermudas	6,760	9,859
iG Brasil	2
BrT Multimídia	8,310
Brt Celular	72,101

Income
Rendered services income	356,289	244,767
BrT Of America		72
BrTI	7,171	34,925
BrT SCS Bermudas	685	422
BrT CS	260	92
Frelance		2,403
iG Brasil	45,730	33,900
BrT Multimídia	8,813	2,703
Brt Celular	184,695	168,216
VANT	1,694	2,034
Telemar	57,834

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Oi internet	193
Oi Móvel	49,214
Other operating revenue	45,691	40,097
BrT Call Center	7,659	5,253
BrTI	45	2,690
BrT CS	13	39
Frelance		4
iG Brasil	3,687	1,637
BrT Multimídia	2,189	1,023
Brt Celular	32,093	29,425
VANT	4	26
iG Part	1
Financial income	21,722	364
BrT Call Center	997
BrTI	0	2
Frelance		6
iG Brasil	0	231
BrT Multimídia	2	1
Brt Celular	316	121
VANT	0	3
Telemar	20,407

Costs/Expenses
Rendered services costs	(662,456)	(542,575)
BrT Of America	(7,032)	(9,781)
BrT CS	(68,239)	(57,964)
BrT Multimídia	(37,884)	(38,394)
Brt Celular	(451,268)	(436,436)
Telemar	(28,200)
Oi Móvel	(69,833)

Selling expenses	(296,166)	(222,930)
BrT Call Center	(271,144)	(176,816)
Frelance		(7,836)
iG Brasil	(19,528)	(31,501)
BrT Multimídia	(19)
Brt Celular	(5,475)	(6,777)
General and Administrative Expenses	(19,064)	(25,987)
BrT Call Center	(2,594)	(3,414)
Brt Celular	(16,470)	(22,573)
Other operating expenses	(413)	(1,850)
BrT Call Center		(925)
iG Brasil	(413)
BrT Multimídia		(925)
Financial expenses	(57,212)	(278,922)
Brasil Telecom Participações S.A. (“BrTP”)	(3,819)	(227,435)
Brt Celular	(52,011)	(51,487)
Telemar	(68)
TNL	(1,314)

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(a) Credit Lines

The lines of credit extended by the Company to its subsidiaries are for the purpose of providing them with working capital for their operational activities. The maturity dates may be renegotiated based on those companies’ projected cash flows.

The loan agreement with associate BrT Call Center, with maturity on May 20, 2010. The remuneration is equivalent to DI Rate, capitalized of a “spread” of 4.0% p.a.

The loan agreement with associate BrT Celular, with maturity on April 16, 2010. The remuneration is equivalent to 101.75% of the DI Rate.

(b) Debentures

The Company has acquired, with the merger of BrT Part, the rights before the indirect parent company regarding the subscription of private debentures not convertible into shares. Such debentures issued by Telemar, totaling R$1,200,000, have maturity on December 11, 2013. The remuneration corresponds to the CDI Rate plus 4.0% p.a. The amount receivable by the Company, on the balance sheet date, was R$1,342,313, with a financial income of R$142,313 accounted for in the year.

Transaction with BrT Celular

The subsidiary BrT Celular subscribed on March 12, 2009, private debentures not convertible into shares, issued in December 2008 by Telemar, totaling R$300,000. The maturity of these debentures is five years, on December 11, 2013. The remuneration corresponds to DI Rate capitalized of 4.0% p.a. At balance sheet date, the updated amount of receivable debentures was R$332,436, with a financial income of R$32,436 accounted for in the year.

(c) Financing Contracts with BNDES

The Company and its subsidiary BrT Móvel entered into financing contracts with BNDES, major shareholder of BNDESPart, which holds 31.4% of the voting capital of Telemar Participações S.A., the "holding" company of the Group, and that is consequently a company related to the Company.

The balance payable by the Company and its subsidiary BrT Móvel, regarding the BNDES financing, at balance sheet date was R$2,738 million. In 2009, financial expenses of R$200 million were recorded in the consolidated statements.

Additional information about contracts entered into with BNDES is described in Note 17.

(d) Rental of Transmission Infrastructure

The transactions carried out with Telemar and Oi refer to provision of services and grant of means mainly covering interconnection and EILD.

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The transactions carried out with Oi Internet, Telemar’s subsidiary, refer to the provision of rental services of Dial ports.

(e) Remuneration of Key-Management Personnel

The remuneration of the executives responsible for planning, directing and control over the Company’s activities, which include the members of the fiscal counsel and the statutory directors, are as follows:

	COMPANY		CONSOLIDATED
	2009	2008	2009	2008
Salaries and other current benefits	5,460	38,530	7,074	49,579
Post-employment Benefits		142		184
Benefits of employment contract rescission	1,055	5,308	1,364	6,875
Share-based Remuneration (i)	26,891	16,743	26,891	16,743

Total	33,406	60,723	35,329	73,381

(i)	The stock option plans contained terms and conditions that foresee options maturities acceleration, in the case of direct or indirect control change. After the control change, on January 8, 2009, the stock options plans were fully exercised (for more details, see note 24).

(f) Guarantees

The financings contracted with BNDES have guarantees in own receivables and endorsement from TNL. The Company recorded in the period, as commission for TNL endorsement, expenses totaling R$1,287.

26. INSURANCE

During the concession´s period, it is the concession holder´s responsibility to maintain the following insurance cover, in accordance with the contractual periods: comprehensive insurance against all risk of material damage to the insurable assets held under the concession, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in accordance with the provisions of the Concession Contracts. Assets and responsibilities of material value and/or high risk are covered by insurance. The Company and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. Management understands that the amount of the insurance cover is sufficient to ensure the integrity of the Company’s assets and going concern, as well as compliance with the rules set down in the Concession Contracts.

The insurance policies provided the following cover, according to risk and nature of the asset:

Brasil Telecom S.A. and

Brasil Telecom S.A. and Subsidiaries

Notes to the Financial Statements—(Continued)

For Years Ended December 31, 2009 and 2008

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	CONSOLIDATED
Types of Insurance	2009	2008
Operational risk and loss of business	800,000	500,000
Fire – Inventory	60,000	40,000
Civil liability – Third parties (*)	174,120	145,075
Concession guarantee	98,291	94,601
Theft – inventory	30,000	2,282
Civil liability – General	15,000	20,000
Civil liability – Vehicles	3,000

(*)	according to the closing exchange rate – US$ 1.7412

27. SUBSEQUENT EVENTS

As mentioned in Note 17, on March 11, 2010, approval was given to the non-applicability of certain financial ratios of Debentures of the fifth issuance.

28. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements are presented in conformity with Brazilian accounting practices (Note 3). Certain accounting practices adopted by the Company that conform to those accounting practices applied in Brazil may not conform to generally accepted accounting principles in other countries where these financial statements may be used.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2010

BRASIL TELECOM S.A.

By	/S/ JOÃO FRANCISCO DA SILVEIRA NETO
Name:	João Francisco da Silveira Neto
Title:	Officer

By	/S/ JULIO CESAR PINTO
Name:	Julio Cesar Pinto
Title:	Officer